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November 22, 2007

Results of Operation (Consolidated), Interim Period for FY ending March 31, 2008

CYBIRD Holdings Co., Ltd. Listing: JASDAQ
Security Code: 4823 URL: http://www.cybird.co.jp/hc/english/top.html
Representative: Kazutomo Robert Hori President and Group CEO
Contacts: Hirosuke Yasuda Executive Vice President Tel: +81-3-5785-6110
Filing of Securities Report (Scheduled): December 27, 2007

(Unit: millions of yen, round down)

1. Results of Operation, Interim Period for FY ending March 31, 2008 (From April 1, 2007 to September 30, 2007)

(1) Consolidated Results of Operation (% shows changes in prior year)

	Net Sales	Operating Income	Ordinary Income	Net Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
Interim ended September 30, 2007	15,264 (80.6)	558 (61.8)	445 (-)	239 (-)
Interim ended September 30, 2006	8,450 (23.9)	345 (-)	-1,945 (-)	-2,183 (-)
Year ended March 31, 2007	23,571 (-)	786 ([illegible]	[illegible] (-)	-7,830 (-)

	Earnings per Share	Earnings per Share (Fully diluted)
	Yen	Yen
Interim ended September 30, 2007	825.56	823.77
Interim ended September 30, 2006	-9,440.84	-
Year ended March 31, 2007	-30,073.51	-

Note: Equity in net income of an affiliate
Interim ended September 30, 2007 - million
Interim ended September 30, 2006 -¥1,900 million
Year ended March 31, 2007 -¥1,896 million

(2) Consolidated Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
September 30, 2007	22,555	15,332	63.8	49,661.55
September 30, 2006	16,570	11,019	61.8	44,280.12
March 31, 2007	22,578	14,815	61.7	48,099.59

Note: Shareholders' Equity
Interim ended September 30, 2007 ¥14,383 million
Interim ended September 30, 2006 ¥10,246 million
Year ended March 31, 2007 ¥13,930 million

(3) Consolidated Cash Flow Conditions

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim ended September 30, 2007	165	-666	381	5,068
Interim ended September 30, 2006	274	-2,589	2,431	1,811
Year ended March 31, 2007	1,228	-2,579	2,876	5,164

2. Dividends

	Dividend per Share		
(Record Date)	Interim	Year-end	Annual
	yen	yen	yen
FY ended March 31, 2007	-	167.00	167.00
FY ending March 31, 2008	-	-	
FY ending March 31, 2008 (Planned)	-	167.00	167.00


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3. Earnings Forecasts for Fiscal Year ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(% shows changes in prior year)

	Net Sales		Operating Income		Ordinary Income		Net Income		Net Income per Share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY2007	32,000	35.8	1,200	52.5	1,000	-	550	-	1,899.02

4. Others

(1) Changes in significant subsidiaries during the year (Changes in certain subsidiaries resulting in changes in the scope of consolidation): N/A

(2) Changes in accounting principles, procedures, presentations, etc. for preparation of consolidated financial statements (Changes to be stated in changes in significant matters that are fundamental to preparation of consolidated financial statements)

a. Changes associated with revision of accounting standards, etc: Yes

b. Changes other than a: N/A

Note: For details, see 'Change of notes to Consolidated Financial Statements ' on page 33.

(3) Number of shares issued and outstanding (Common shares)

a. Number of shares outstanding at the end of the period (Treasury stock included):

Interim ended September 30, 2007	289,623 shares
Interim ended September 30, 2006	231,394 shares
FY ended March 31, 2007	289,623 shares

b. Number of treasury shares at the end of the period:

Interim ended September 30, 2007	- shares
Interim ended September 30, 2006	- shares
FY ended March 31, 2007	- shares

Note: For details, see 'Per Share Information ' on page 43.

(Reference) Results of Operation (Non-Consolidated), Interim Period for FY ending March 31, 2008

1. Results of Operation, Interim Period for FY ending March 31, 2008 (From April 1, 2007 to September 30, 2007)

(1) Non-Consolidated Results of Operation (% shows changes in prior year)

	Net Sales	Operating Income	Ordinary Income	Net Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
Interim ended September 30, 2007	1,806 (-72.5)	663 (46.3)	682 (237.8)	620 (-)
Interim ended September 30, 2006	6,567 (7.1)	453 (89.0)	202 (-31.2)	-1,946 (-)
Year ended March 31, 2007	7,885 (-)	529 (-)	271 (-)	-7,343 (-)

	Earnings per Share
	Yen
Interim ended September 30, 2007	2,143.40
Interim ended September 30, 2006	-8,417.43
Year ended March 31, 2007	-28,202.67

(2) Non-Consolidated Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
September 30, 2007	17,662	15,177	85.7	52,287.57
September 30, 2006	15,273	11,062	72.4	47,791.86
March 31, 2007	17,522	14,592	83.2	50,311.16

Note: Shareholders' Equity

Interim ended September 30, 2007	¥15,143 million
Interim ended September 30, 2006	¥11,058 million
Year ended March 31, 2007	¥14,571 million

*Explanation regarding the proper use of performance forecasts and other special items

These materials have been prepared based on information and on assumptions concerning uncertainty factors affecting future performance available at the time of the announcement of these materials. Readers are cautioned that actual performance may differ depending on the results of a variety of factors. For the assumptions on which performance forecasts are premised, please see Page 3 (1. Results of Operations (1) Analysis of Results of Operations).

In a meeting of the Board of Directors held on October 31, 2007, the Company decided to approve the tender offer (November 1 to December 13, 2007) made by CJ Holdings Co., Ltd., to acquire the outstanding shares and subscription rights of CYBIRD Holdings Co., Ltd. However, these materials have not been prepared based on the assumption that the tender offer will be successful.

1. Results of Operations

(1) Analysis of Results of Operations

I Market Environment (As of September 30, 2007)

a. Japanese Mobile Internet Market

The number of mobile phone subscriptions in Japan reached 99.33 million at the end of September 2007. Of this amount, the proportion of Internet-enabled handset accounts was 87.1%. The number of third generation (3G) mobile phone subscriptions at the end of September 2007 totaled 79.32 million.

Against the backdrop of the popularization of 3G and fixed packet rate system, the content market expanded to ¥366.1 billion in 2006, up 16% compared to the previous year. In calendar 2006, the mobile commerce market grew 38%, to ¥562.4 billion compared to the previous year, as a result of installing electric money and credit-card transactions. Of that amount, the mobile shopping market, excluding ticket purchasing and auction fees, jumped 68%, to ¥258.3 billion compared to the previous year.

The advertising market expanded to ¥128.4 billion in 2011. That was approximately 3.3 times as ¥39 billion in 2006.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, and DENTSU INC. prepared by CYBIRD Holdings)

b. The Japanese Direct Sales Market

In 2006, total estimated sales of the direct sales market amounted to ¥3.68 trillion, rising 9.5% from the previous year.

(Source: Prepared by CYBIRD Holdings from materials from the Telecommunications Carrier Association (TCA))

II Results of Operation

(Interim) (Unit: Millions of yen, Round down)

	Interim Period ended September 30, 2006		Interim Period ended September 30, 2007		Changes	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	8,450	100.0	15,264	100.0	6,813	80.6
Gross Profit	3,566	42.2	6,665	43.7	3,099	86.9
Operating Income	345	4.1	558	3.7	213	61.8
Ordinary Income (Loss)	(1,945)	(23.0)	445	2.9	2,390	-
Net Income (Loss)	(2,183)	(25.8)	239	1.6	2,422	-

Summary of Business Results (Interim)

Consolidated net sales for the interim period totaled ¥15,264 million, increasing ¥6,813 million, or 80.6%, from a year earlier. On an interim period basis, it represented a record high. This large increase was supported by the continued strong sales growth of the major content of Mobile Content Business due to the effectiveness of its promotional strategy. In addition, the earnings of JIMOS CO., LTD.'s Commerce Business, centered on direct sales of cosmetics, contributed to growth. Sales of the Commerce Business have been included in consolidated since the second half of the previous fiscal year. Advertising sales also rose along with the start up of the Advertising Business.

Operating income advanced ¥213 million, or 61.8%, year on year, to ¥558 million. The growth was the result of the higher sales and benefits of a lower cost of sales ratio of the core Mobile Content Business, the increase in the gross profit supported by the newly included in consolidation Commerce Business, improvement in the efficiency of advertising investment, and a decline in goodwill amortization expenses.

In addition, Ordinary Income was ¥445 million and Net Income was ¥239 million for the interim period, compared to the significant amount of Ordinary Loss and Net Loss recorded in the same period in previous year due to Equity in net losses of an affiliate with respect to JIMOS CO., LTD., which was an affiliate of the Company.

(Reference)

	Net Income per share (yen)	ROE (%)	EBITDA (million of yen)
Interim Period ended September 30, 2007	825.56	3.4	1,037

(Note)EBITA: Operating income + Depreciation + straight-line amortization of goodwill

Sales by Business Segment (Unit: Millions of yen, Round down)

	Interim Period ended September 30, 2006		Interim Period ended September 30, 2007		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	5,739	67.9	6,183	40.5	444	7.7
Commerce Business	154	1.8	6,044	39.6	5,889	-
Solution Business	1,229	14.6	1,415	9.3	185	15.1
Advertising Business	69	0.8	615	4.0	546	783.5
Investment Business	143	1.7	-	-	(143)	-
International Business	1,113	13.2	1,004	6.6	(108)	(9.7)
Total	8,450	100.0	15,264	100.0	6,813	80.6

a. Mobile Content Business

Sales of the Mobile Content Business totaled ¥6,183 million, rising ¥444 million, or 7.7%, year on year and marking a new interim high. Supported by an effective promotion strategy, there was continued growth in subscribers to core content, such as "Hiroyuki Ehara Spiritual Message." In addition to introducing new content during the period under review, the business initiated strategies to boost the sales per user by increasing payment schedules based on new services for existing content, such as offering special premium member services for "Kagami Ryuji Renseijitsu."

b. Commerce Business

Consolidated net sales of the Commerce Business in the interim period amounted to ¥6,044 million, up a substantial ¥5,889 million from the same period in the previous fiscal year principally due the inclusion of the cosmetics direct sales business of JIMOS CO., LTD., which has been included in consolidation since the second half of the previous fiscal year, and JIMOS's outlet sales. Among the highlights of the interim period, JIMOS's contact center, part of its cosmetic direct sales business, won the outstanding performance prize for "Best Customer Support of the Year 2007" at the Best Customer Support Awards 2007 sponsored by the Japanese Institute of Information Technology.

In mobile commerce operations, Stylife Corporation, the Company's subsidiary CYBIRD Co., Ltd., combined with some venture capital interests to establish a fashion commerce company, Nutty Inc., during the interim period. The Group will be providing Nutty with assistance in acquiring customers and promoting its business in exchange for a percentage of its business sales. In addition, the Group will seek to expand earnings by appealing to Nutty's customers with its mobile platform.

c. Solution Business

Consolidated net sales of the Solution Business increased ¥185 million, or 15.1%, year on year to ¥1,415 million. In addition to stable earnings from the development and operation of mobile sites, revenues from direct sales support business for corporate clients of JIMOS and newly consolidated revenues from an e-commerce site development subsidiary of JIMOS supported overall sales growth.

d. Advertising Business

In the interim period, consolidated net sales of the Advertising Business amounted to ¥615 million, rising ¥546

million or 783.5% from a year earlier. In addition to the expansion of mobile advertising sales to national clients and others, revenues from the direct sales advertising agency business targeting corporate clients further contributed to sales growth. To promote the development of the business, the Group is aiming to strengthen the platform it has built by solidifying the customer base acquired through other business. Moreover, by offering the various types of advertising opportunities resulting from the emergence of new media to its customers, the Group plans to develop the Advertising Business into another major source of earnings like its existing businesses.

e. Investment Business

There were no revenues in the Investment Business during the interim period. However, through the CYBIRD Plus Mobile Fund Investment Business Limited Partnership, which is managed and supervised by wholly owned subsidiary CYBIRD Investment Partners Inc., the Company invested in three new companies during the period under review. With this investment, the Investment Business has invested in eight companies.

f. International Business

Based on the revenues of North America content provider Airborne Entertainment Inc., International Business sales totaled ¥1,004 million in the interim period. Along with the introduction of advanced mobile devices, sales of 3G moving picture content and game content are expanding rapidly. As a result, Airborne Entertainment is concentrating on meeting market demand through such strategies as developing 3G moving picture content and providing high-value-added services in its mobile-based B-to-B business.

III Earning Forecasts

As indicated previously, the Company recorded a solid business performance during the first half. In the second half, the Company is expecting continued solid performance. Supporting this performance will be continued strong sales growth of the core Mobile Content Business due to the effectiveness of its promotional strategy; a focus on efficient advertising investment in the cosmetics direct sales business and the continued introduction of high profit margin merchandise. Furthermore, in the Advertising Business, the Group will boost media value and strengthen its sales organization.

Consequently, the Company forecasts that consolidated net sales for the fiscal year will total ¥32,000 million, operating income will amount to ¥1,200 million, ordinary income will be ¥1,000 million, and net income will be ¥550 million. At this point, there have been no changes in forecast performance from the original forecast announced on May 22, 2007.

Since the Company functions only as the holding company of the Group, it does not announced non-consolidated performance estimates because of the lack of significance of these figures to any investment decision.

(2) Financial Condition

I Condition of Assets, Liabilities and Net Assets

At September 30, 2007, total assets amounted to ¥22,555 million, while total liabilities were ¥7,222 million. Net assets at the end of the period totaled ¥15,332 million, up ¥516 million year on year. In addition to interim net income, an increase in the translation account contributed to net asset growth.

Because of the offsetting in the first quarter of non-consolidated losses of the Company in prior fiscal year with capital surplus, the amount of capital surplus at the end of the interim period declined substantially compared with the end of the first quarter. On the other hand, the amount by which retained earnings declined was reduced.

	September 30, 2006	September 30, 2007
Equity ratio (%)	61.8	63.8
Equity ratio on a market value basis (%)	124.4	53.8
Debt Redemption (years)	5.8	10.9
Interest Coverage Ratio (times)	4.3	1.6

Equity ratio: shareholders' equity / total assets
Equity ratio on a market value basis: aggregate market value / total assets
Debt redemption (years): interest-bearing debt / operating cash flow
(To provide a figure based on annualized cash flow from operating activities, figures of the interim period have been multiplied by two.)
Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD Holdings' stock on the last day of business in the interim.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

II Primary Lender (As of September 30, 2007)

a. CYBIRD Holdings Co., Ltd. (Unit: Thousands of yen, Round down)

Lender	Amount
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Foreign currency) (Note)	1,715,651
Sumitomo Mitsui Banking Corporation (Foreign currency) (Note)	574,565
Total	2,290,216

(Note) Figures are calculated at the middle rate ¥114.91 on September 30, 2007.

b. Airborne Entertainment Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
Wellington Financial (Note)	231,916
Total	231,916

(Note) Figures are calculated at the middle rate ¥123.31 on June 30, 2007.

(Unit: Thousands of yen, Round down)

Name of bonds	Amount
FY2006 Corporate Bond (Note)	390,952
FY2007 Corporate Bond (Note)	550,332
Total	941,285

(Note) Figures are calculated at the middle rate ¥123.31 on June 30, 2007.

c. S-CREW INC. (Unit: Thousands of yen, Round down)

Lender	Amount
The Tokyo Tomin Bank Limited	19,563

Sumitomo Mitsui Banking Corporation	81,932
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	50,014
SEIBU SHINKIN BANK	687
Total	152,196

III Consolidated Cash Flow Statement

At the end of September 2007, cash and cash equivalents totaled ¥5,068 million, increasing by ¥3,256 million, 179.8%, from the same period in the previous year, and decreasing by ¥95 million, 1.9%, from the last fiscal year. Conditions/contributing factors in each cash flow segment for the period under review are as follows.

(Cash flow from operating activities)

Cash flows from operating activities for the interim period totaled ¥165 million, increasing ¥274 million from the same period in the previous fiscal year. Among the positive factors contributing to this result in addition to income become income taxes of ¥417 million were non-cash expenditures of ¥490 million, including depreciation expenses, goodwill amortization expenses, and increases and decreases in various reserves. Included among negative factors were payment of payables and income tax. While the Company booked decrease in cash flow used in operating activities of ¥322 million due to the payment of Income taxes of 344 million in the first quarter, it recorded cash flow provided by operating activities of ¥487 million in the second quarter.

(Cash flow from investing activities)

Cash flow from investing activities decreased by ¥666 million compared with a decrease of ¥2,589 million in the same period in the prior fiscal year. This result could chiefly be attributed to expenditures for the purchase of software by the Group and to short-term investment (guaranteed by major local bank) of surplus funds by an overseas subsidiary.

(Cash flow from financing activities)

Cash flow from financing activities expanded ¥381 million compared with an increase of ¥2,431 million in the previous interim period. This result was primarily due to proceeds from the issue of a corporate bond by an overseas subsidiary.

(3) Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, following its policy of consistent and stable dividend payments, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share.

In a meeting of the Board of Directors held on October 31, 2007, the Company decided to approve the tender offer (November 1 to December 13, 2007) made by CJ Holdings Co., Ltd., to acquire the outstanding shares and subscription rights of CYBIRD Holdings Co., Ltd. However, Dividend Policy have not been prepared based on the assumption that the tender offer will be successful.

(4) Risk Factors

I Risks Related to Mobile Content Business

a. Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

b. Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Yahoo! Keitai of SOFTBANK MOBILE Corp. NTT DoCoMo alone accounted for larger portion in our consolidated

sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

c. Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

d. Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

e. Regarding a change in the business environment for the Mobile Content Business

The business environment for the Group's Mobile Content Business is undergoing a major period of change along with the increased availability of high quality free content, the introduction of full Web browser capabilities on mobile phones, the start of one segment terrestrial TV reception services for mobile terminals, the kick-off of the mobile number portability system, and the start up of the mobile virtual network operator business. At this point, it is difficult to estimate the impact of these changes on the competitive environment, and it is possible that they could have a negative impact on the business strategies of the CYBIRD Group and business performance.

II Risk Related to the Commerce Business

a. Dependence on a core merchandise line

Although the Group is actively pursuing the planning and sales of merchandise other than the MACCHIALABEL series, the sales proportion of the MACCHIALABEL series is high because of consistent purchases, and is expected to remain high in future. Consequently, if the preferences of consumers should change or for some reason the degree of public trust in the brand should decline, the Group's business strategies or business performance could be affected.

b. Risk Related to the Planning and Development of Merchandise

Many of the private brands handled by the Group's Commerce Business are planned based on customer demand and information collected from manufacturers or are planned by subcontracted manufacturers. Since these manufacturers take into account the wishes and ideas of the Group in doing the final production of these merchandise items, the Group is actually responsible for the commercialization of the items. Therefore, should these private brands not meet the needs of customers and not be accepted in the market or should their competitiveness decline comparatively because of the start of sales of competitive products, it could negatively impact the business strategies and performance of the Group.

c. Risk Regarding Dependence on Certain Merchandise Suppliers

The Group sources all its merchandise from manufacturers, but the proportion of supplies that is purchased from specified suppliers has become high. Because the Group uses one company as supplier for each item, the suppliers of items that account for a large proportion of sales also rank high on the list of suppliers. As a result, should the contract with such suppliers be suddenly terminated or should these suppliers not be able to maintain stable supplies of items due to damage to their production facilities from natural disasters or some unforeseen event and an alternative supplier is not found promptly, it could have an adverse influence on the Group's business strategies and performance.

d. Risk Related to Quality Control

The Group sources all the merchandise it handles from manufacturers. To maintain and improve the quality of its cosmetics and food products, including health food products, the Group has established quality standards and requires each of its manufacturers to comply with those standards in their manufacturing. The Group has also set up a Quality Control Department within the Group organization, which evaluates the quality control systems of the manufacturers and checks the quality control inspection reports issued by the manufacturers.

To further strengthen and expand quality control of cosmetics and food products, including health foods, the Group receives quality inspection reports from an independent body other than the manufacturers. In addition, private brand cosmetics undergo quality inspections by Dr.'s Bio Laboratory Co., Ltd., which has been a consolidated subsidiary since April 2005.

In this manner, the Group is planning to strengthen and expand its quality control system. However, should customers lose confidence in the Group's merchandise due to some unforeseen incident, such as contamination by a foreign object, it could have a negative impact on the Group's business strategies and performance.

e. Risk Regarding the Patent for Kangensui

Kangensui (regenerated water) is an ingredient used in some of the products of the MACCHIALABEL series, such as Active Micron Water Plus and Protect Barrier. Mr. Shoji Kubota and Natural Co., Ltd., have applied for a patent for Kangensui. The Group has acquired an exclusive license to use Kangensui and have concluded an agreement allowing the Group to exclusively manufacture and sell moisturizers or cosmetics using Kangensui. However, the patent has not yet been approved, and it is possible to manufacture and sell a similar product. Even if the product received the patent, the Group cannot say for certain that no other products with the same or similar efficacy will not be manufactured or sold. If such a situation occurred, it could adversely affect the Group's business strategies and performance.

III Risks Related to the Group's other business

a. Solution Business

A countless number of companies are competing in this market, and in addition to the strong demand for improved quality there is fierce price competition. Therefore, the possibility that there will be a marked decline in profitability in the future can not be denied. Furthermore, should a "bug" occur in some delivered software program, the Group might face legal action, which could have a detrimental impact on the performance of the Group.

b. Advertising Business

The Group does not have a long history in the advertising business, and is still in the process of developing its business model. It is possible that if competitors or related businesses enter the market or there are sudden changes in the business environment or lack of growth that the business will not achieve projected sales or profits.

c. Investment Business

In an environment where many investment companies are vying for a limited number of high growth potential investment opportunities, it is not easy to discover investment candidates and make investments. As a result, it is possible that not all of the funds raised will be invested. In addition, the Group may not be able to achieve the anticipated yield from an investment in a company even though adequate assessment of the value of the company was done.

d. International Business

The Group is maintaining a certain level of control and corporate governance in its international operations, which primarily are centered on the operations of Airborne Entertainment Inc., which is based in Canada, through the placement of its own directors and staff in those operations. Nevertheless, the Group is subject to the risks of conducting business in a foreign country, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations, and others. Any of these factors could have a negative impact on the Group's business strategies and performance.

If we fail to overcome any of the foregoing risks due to occurrence of any unexpected event, our investment may not produce anticipated returns for us, which may result in an adverse effect on our financial condition.

IV Risks Related to Technological Changes

There is a markedly high pace of technological advance and change in the mobile Internet market in which the Group operates. It is essential for the business development of the Group that the technologies demanded by the market be introduced in a timely fashion. If for some reason the Group lags behind in the introduction of new technology, it could have an adverse consequence for business performance.

V Risks Related to System Failure

The businesses being developed by the Group provide customers with services on a 24-hour basis. Should the operations of the Group's data center or other facilities be disrupted by a natural disaster or unforeseeable accident, it would make it difficult for the Group to continue its services and cause a variety of damages not only to the Group, but also to users and customers, mobile carriers, and other associated businesses.

In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

VI Risks Related to Financial Condition and Quarterly Results of Operations

The Group intends to further expand its operations around its Mobile Content, Solutions, Commerce, and Advertising, Investment, and International businesses. However, the business environment of the Mobile Content and other businesses is extremely volatile, and the business scale of individual businesses is relatively small. Consequently, quarterly performance may fluctuate significantly. Should the Group not be able to produce the projected amount of cash flow due to changes in its business plan and other related factors, it could have a damaging effect on future business operations.

VII Risk Related to Fund Raising

In raising funds, the Group takes into consideration the balance among its business strategies, financial plan, conditions in financial markets, and the financing method. The Group has a good relationship with financial institutions and other lenders and has no difficulties raising necessary funds. However, there is no guarantee that the Group always will be able to raise funds whenever necessary.

VIII Risks Related to Investments

The Group may invest in equipment, subsidiaries, joint ventures, and M&A to expand our business. Due to the risks involved, there remains the possibility that we may fail to gain sufficient returns from these investments.

IX Risks Related to Subsidiaries and Affiliate

There are a few un-wholly owned subsidiaries in the Group. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

X Risks Related to Competition

In all of the business domains in which the Group operates, there are many competitors or companies with the potential to be competitors in the future. Because of the many competitors and new entrances into the market, competition is steadily intensifying. This situation could have a negative impact on the Group's business performance.

XI Risks Related to Laws and Regulations

The major legal frameworks for the Group's businesses include the basic laws on the formation of an advanced information and telecommunications network society, the law regarding special commercial transactions, the pharmaceutical affairs law, the food sanitation law, and the act against unjustified premiums and misleading representations. The Group thoroughly complies with these laws, but it is possible that the application of laws and ordinances or the formation of new laws and ordinances affecting the regulation of business could restrict the scope of business activity or result in more severe monitoring or inspection by the authorities. In addition, self-regulatory rules set up by businesses or associations could hamper the business activities of the Group. This could result in a reduction in the services provided by the Group, which could have a detrimental effect on the Group's business or performance.

XII Risk Related to the Acquisition of Personnel and Expansion of Organizational Systems

To expand its operations to keep up with the growth in the markets it is involved with, the Group plans to strengthen and expand its personnel, organizations, and physical structures. However, there is no guarantee that the Group will be able to achieve this in a timely manner when necessary. Conversely, even if the Group can expand its staff and organizations, personnel expenses will increase and may place downward pressure on profitability. This may in turn, adversely affect the Group's business performance.

XIII Risk Related to Intellectual Property

The Group conducts business activities in such as way as to avoid infringing on the intellectual property rights of the third parties. However, it is possible that the Group may do so in some unforeseen circumstances.

Moreover, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights, and copyrights, will be applied to the Group's businesses. Accordingly, if a third party acquires a patent in future that result in the Group infringing on the patent or if the Group is unknowingly infringing in its businesses on the patent of a third party that already exists, the third party may take legal action against the Group, or prevent the Group from using the property rights, or demand royalty payments. As a result, the Group may be required to halt its business or it may have a detrimental impact on the Group's business performance..

XIV Risks Related to Lawsuit and Claims

Although our legal section takes preventive actions, the Group may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Compensation to consumers for defective merchandise or business transaction problems related to the Commerce Business
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services

XV Risk in Managing Personal Information

As a special feature of its businesses, the Group holds records of the personal information of many individuals. As a result, the Group has created rules regarding the protection of personal information in accordance with the required items for the compliance program regarding personal information protection set out in the Japan Industrial Standard JIS-Q-15001 and in accordance with Version 3 of the Information Service Industry—Personal Information Protection Guidelines. In addition, the Group has set up an internal management system and regularly hold study groups on the subject for directors. The Group has also received certification under the Privacy Mark® system of the Japan Information Processing Development Corporation (JIPDEC) and the Japan Information Technology Services Industry Association (JISA). In this manner, the Group has set up a management system to prevent the leakage of personal information outside the Group. However, should personal information held by the Group be leaked outside the Group due to some unforeseen situation, it might have an adverse impact on the performance of the Group due to sales declines resulting from the drop in public trust or to compensation expenses paid.

XVI Others

a. Stock price volatility

Because the liquidity of the Group's shares is not particularly high, the volatility risk of its stock price is high. It is possible that large fluctuation in the Group's stock price could affect the financial activities of the Group.

b. Disclosure

Due to the internal delay in the communication of information and other factors, the Group might fail to disclose material information properly or in a timely manner. As a result, trading in the Group's stock could be suspended, or the Group could be assessed some other penalty.

2. Business Overview

(1) Business Segments (As of September 30, 2007)

Our Consolidated Group ("the Group") comprises CYBIRD Holdings Co., Ltd. ("CYBIRD Holdings" or "the Company") and 15 consolidated subsidiaries (CYBIRD Co., Ltd., JIMOS CO., LTD., S-CREW Inc., CYBIRD Investment Partners Inc., CYB INVESTMENT INC., and other 10 companies). Our six business fields are Mobile Content Business, Commerce Business, Solution Business, Advertising Business, Investment Business and International Business.

a. Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

b. Commerce Business

The commerce business is being expanded by developing direct marketing, with the Group promoting its own brand of cosmetics, health foods, liquors using advertising and promotions, mainly by advertising in local information magazines and through flyers. Merchandise orders are taken by CYBIRD's call center and processed and delivered. Outlet Plaza Co., Ltd., is carrying out retail and wholesale sales of consumer electronics products. Furthermore, in the mobile commerce business targeted at mobile phones, the Group is planning to expand business by developing a fashion-based e-commerce business, target of which is customers of F0 to F1 (Note 2). It is doing so by investing in Nutty Inc. (Note 1) as well as providing assistance in acquiring customers and in business promotion.

Note 1: Nutty Inc. was established in September 2007 to develop a principally fashion-based e-commerce business by CYBIRD Co., Ltd. (14.9% stake), Stylife Corporation (14.9% stake), and other venture capital companies (70.2% stake).

Note 2: F0: Girls 19 years old or younger; F1: Women from 20 to 34 years old.

c. Solution Business

We provide consulting services for mobile Internet businesses and solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites. In compensation for these services, we receive consulting fees and planning/ development/ operating fees. In addition, we provide support services for direct sales and software development and sales and related system building services for e-commerce business.

d. Advertising Business

We develop and sell e-mail products targeting specific customer groups and mobile advertising products for Web sites. We also perform advertising agency services to support the direct sales activities of other companies.

e. Investment Business

Under the management and control of consolidated subsidiary CYBIRD Investment Partners Inc., this business structures the CYBIRD Plus Mobile Fund and operates it based on ¥2.6 billion fund.

f. International Business

We provide Mobile Content distribution business in North America through Airborne Entertainment Inc. whose 85% shares are owned by CYB INVESTMENT INC., our consolidated subsidiary.

(2) CYBIRD's Consolidated Companies (As of September 30, 2007)

Company	Principal Business	Capital	CYBIRD's Stake (%)
CYBIRD Co., Ltd.	Mobile Content Solution, Advertising	¥350 mil.	100.0
JIMOS CO., LTD.	Commerce Solution	¥350 mil.	100.0
S-CREW Inc.	Mobile Content Commerce	¥35 mil.	53.6
CYBIRD Investment Partners Inc.	Investment	¥220 mil.	100.0
CYB INVESTMENT INC. (Note 1)	Overseas Investment	US$4,581	100.0

Notes: 1. CYB INVESTMENT's subsidiary Airborne Entertainment Inc., is a consolidated subsidiary in which CYBIRD indirectly holds a 85% stake.
2. Based on the investments of the above companies, CYBIRD Holdings has acquired subsidiaries in addition to the five companies shown above. CYBIRD Holdings has a total of 15 consolidated subsidiaries.

(3) CYBIRD Group Business Chart (As of September 30, 2007)

Main subsidiaries and affiliate under each business field and its Business Chart



General users / Client companies
Information / Service
Wireless Network Operators
Information / Service
Client
Information / Service
Information / Service
Information / Service
Client
Site operation
Information provider
Information
Site operation
S-CREW
CYBIRD
EC soft development / sales
Supporting mail order
Site development / operation
Commerce21
JIMOS
Sales of ad product
Ad agency
Sales of ad product
Sales of ad product
PLUS MOBILE COMMUNICATION
Sales of ad spot
【Mobile Content Business】
【Solution Business】
【Advertising Business】
Management service
Shared service
CYBIRD Holdings
Management service
Shared service
【Commerce Business】
Buying-in
S-CREW
JIMOS
Merchandise
Doctor's Bio
Merchandise
Outlet Plaza
Mobile Commerce
Mail order
Traditional store, Mail order and Wholesale
Supplier
Customers
【Investment Business】
CYBIRD Investment Partners
Capital and Investment management
CYBIRD Plus Mobile Fund Investment Business Limited Partnership
Capital
Capital investors (Limited Partners)
Providing know-how
Investment destination
Stock sales
Investors
【International Business】
CYB INVESTMENT
Providing capital & know-how
Airborne Entertainment
Information
Information providers
Capital
Cellus U.S.A
Information / service
Providing platform
Wireless network operators in North America
Information / service
General Users
Service Flow

3. Business Policies

(1) Business Principles/Missions

I. Business Principles/Missions

Based on its corporate philosophy of "The Strength to Care for People," the CYBIRD Group's basic business policy to evolve into a company that is "essential to society." The Group seeks to achieve this goal by continuing to provide people with joy and wonder through the creation of a one to only one stage that constantly links people with the Group under a one to one communications environment through "People + Mobile."

The Group is driving forward with business development based on the follow 5 key points.

(1) Providing goods and services that satisfy customer preferences.

(2) Achieving effective group management that creates business synergies.

(3) Efficient allocation of business resources through thorough selection and focus strategies.

(4) Establishment of solid business foundation that can produce sustained profits.

(5) Establish corporate governance system that will ensure business transparency and credibility and sustained business growth.

II. Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment.

(2) Targeted Managerial Indicators

The Group gives strong priority to cash flow in managing its businesses. On the other hand, from the point of view of achieving sustained business growth, the Group considers the sales growth, net income growth, and return on equity (ROE) ratios to be important representative managerial indicators, and aims to maximize corporate value over the mid- to long-term by improving these indicators.

(3) Mid to Long-term Business Policy

Building on its basic business policy, the Group is targeting further growth by continuing to offer its customers, individuals and corporation alike "one to only one" products and services.

Utilizing the "one to only one platform" developed using various media, the Group is supporting the comfortable lives of its customers. This is done by providing products and services that serve needs or categories related to the various life situations faced by its customer base.

Utilizing the know-how gained from providing goods and services to serve the needs or categories of customers, the Group also provides corporate customers with solution services capable of linking various media to effectively market products and services to consumers through the entire process of simulating interest to purchases and use.

(4) Major Issues

The Group's business environment, competitive environment, and customer needs are constantly changing at a rapid pace. Amid this volatile business environment, we see the following issues as key to further growth.

I Further Strengthening Earning Power

Based on the October 2006 transfer of CYBIRD and JIMOS to a holding company system, the Group has achieve the business integration of these two companies. The Group is now proceeding forward having determined a mid- to long-term vision of creating a "one to only one" platform, which will be established by fusing the respective strengths of CYBIRD and JIMOS—Mobile Communications and Human Communications.

Through the realization of this mid- to long-term vision, the Group seeks to strengthen its earning power by increasing its competitiveness in its Mobile Content, Commerce, Solutions, and International businesses. For its new Advertising and Investment businesses, the Group is aiming to quickly establish business foundations and achieve profitability. Moreover, the Group is targeting stable operations for the Group as a whole following the integration of

its businesses and achieving efficient Group operations.

II Strengthening and Expanding Internal Controls That Support Further Growth

In the past, the Group has positioned strengthening internal control systems as a major issue. However, with the substantial broadening of its business foundations based on business integration, the Group is seeking to further strengthen its control system. Specifically, the Group intends to do so by building a Group business management system based on clear managerial indicators, by establishing a business investment decision mechanism based on stricter investment criteria, by strengthening the operating officer system, by setting up the different types of committees allowed under the law, by stabilizing the personnel system, by augmenting personal information management system, and by reinforcing the risk management and compliance systems.

(5) Corporate Governance

I Relationships with parent company, etc.

No parent company

II Status of Establishment and Operations of Internal Control Organization

CYBIRD Holdings uses an operating officer system whereby the business executions of decisions taken by the Board of Directors are carried out under the guidance and orders of Group CEO. These officers delegate responsibility and authority to each operating officer in charge of a business, who then carry out operations in their own area of responsibility.

The major organizations and functions regarding executive management are as follows.

a. Board of Directors

The Board of Directors comprises 6 directors including 2 outside directors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities.

b. Audit Committee

The Audit Committee comprises 3 outside auditors, with 1 serving as a standing auditor. The Audit Committee's meeting is held every month, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c. Executive Committee

A Group Executive Committee comprising 8 operating officers from the Group companies meets in principle once every two weeks to determine overall group strategy and to discuss and report on major issues.

d. Overall Administration and Internal Control System

For the purpose of achieving compliance with rules and regulations, the following supervisory departments ensure that the Company's internal monitoring system functions appropriately and effectively.

i)	Corporate Affairs Dept.	Facilities, official corporate seals, stock management, legal guidance, etc. and information security management, etc.
ii)	Finance Dept.	Budgets, funds, accounting regulations, etc.
iii)	HR Dept.	Personnel management, recruiting, job management, etc.

e. Risk Management Committee

The Company has formed a Risk Management Committee with a representative director as Chairman. The mission of the committee is to take preventative actions against foreseen risks and to minimize damage from unexpected events.

The risk management activities of the committee include determining the risks faced by the overall group and considering corrective measures, implementing measures, and monitoring risk. In particular, the committee has taken steps to further strengthen its personal information management organization in response to the Private Information Protection Law enforced in April 2005 and to deal with the risk of leaking confidential information. Steps taken include setting up internal regulations, creating a manual, and carrying out staff training and awareness activities. In addition, the two subsidiaries responsible for core businesses, CYBIRD and JIMOS, have obtained

Privacy Mark® certification.

f. Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to President. In addition to monitoring special items indicated by President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

g. Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In the interim period under review, we have achieved a 1,281.47kg reduction of CO_2 (equivalent to saving 44.16 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheet

(Unit: Thousands of yen, Round down)

		September 30, 2006			September 30, 2007			March 31, 2007		
	Note	Thousands of yen		%	Thousands of yen		%	Thousands of yen		%
Assets										
I Current assets										
1 Cash and cash equivalents	*2		2,060,808			4,199,821			4,614,251	
2 Accounts receivable	*2		3,949,713			4,652,932			5,141,826	
3 Securities			-			1,627,279			764,243	
4 Inventories			11,092			935,683			921,217	
5 Others			768,157			741,630			542,866	
Allowance for doubtful accounts			(25,185)			(29,635)			(39,343)	
Total current assets			6,764,586	40.8		12,127,711	53.8		11,945,062	52.9
II Property and equipment										
1 Tangible fixed assets	*1,2		307,177	1.9		440,847	1.9		470,813	2.1
2 Intangible fixed assets:										
(1) Software		599,658			1,026,401			887,282		
(2) Goodwill		5,917,427			6,199,196			6,144,710		
(3) Others		213,891	6,730,977	40.6	104,072	7,329,670	32.5	120,839	7,152,832	31.7
3 Investment and other assets:										
(1) Investment securities		1,547,163			1,210,619			1,410,355		
(2) Deposit with landlord		454,274			679,311			655,112		
(3) Others		766,702			780,947			957,040		
Allowance for doubtful accounts		-	2,768,140	16.7	(14,057)	2,656,820	11.8	(13,050)	3,009,457	13.3
Total property and equipment			9,806,295	59.2		10,427,337	46.2		10,633,103	47.1
Total Assets			16,570,881	100.0		22,555,049	100.0		22,578,165	100.0

(Unit: Thousands of yen, Round down)

	Note	September 30, 2006		September 30, 2007		March 31, 2007	
		Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Liabilities							
I Current liabilities							
1 Accounts payable		1,666,526		1,863,917		2,409,710	
2 Short-term debt		2,654,855		2,619,707		2,773,979	
3 Current portion of Corporate bonds payable	*2	-		390,952		-	
4 Accrued expenses		417,792		804,581		1,284,584	
5 Accrued income taxes		34,404		212,240		129,891	
6 Bonus payment reserve		94,924		207,409		164,278	
7 Allowance for sales promotion		-		58,865		82,819	
8 Others		188,402		441,157		406,856	
Total current liabilities		5,056,906	30.5	6,598,833	29.2	7,252,121	32.1
II Long-term liabilities							
1 Corporate bond	*2	370,500		550,332		340,456	
2 Long-term debt		104,733		54,621		100,093	
3 Reserve for employee's retirement benefit		18,948		19,188		17,970	
4 Others		-		-		51,751	
Total fixed debt		494,182	3.0	624,141	2.8	510,271	2.3
Total liabilities		5,551,088	33.5	7,222,975	32.0	7,762,392	34.4
Net Assets							
I Shareholders' equity							
1 Common stock		5,503,317	33.2	5,503,317	24.4	5,503,317	24.4
2 Additional paid-in capital		5,560,012	33.6	9,019,584	40.0	14,469,049	64.0
3 Retained earnings		(771,358)	(4.7)	(555,736)	(2.5)	(6,195,936)	(27.4)
Total shareholders' equity		10,291,971	62.1	13,967,165	61.9	13,776,430	61.0
II Valuation and translation adjustments							
1 Unrealized gain in available-for-sale securities		10,316	0.0	2,411	0.0	15,597	0.1
2 Foreign currency translation adjustments		(56,132)	(0.3)	413,550	1.9	138,720	0.6
Total valuation and translation adjustments		(45,816)	(0.3)	415,962	1.9	154,318	0.7
III Subscription right		3,555	0.0	65,894	0.3	15,848	0.1
IV Minority interests		770,082	4.7	883,052	3.9	869,175	3.8
Total net assets		11,019,793	66.5	15,332,073	68.0	14,815,773	65.6
Total		16,570,881	100.0	22,555,049	100.0	22,578,165	100.0

(2) Consolidated Income Statements

(Unit: Thousands of yen, Round down)

		Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)			Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)			FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)		
	Note	Thousands of yen		%	Thousands of yen		%	Thousands of yen		%
I Net Sales			8,450,215	100.0		15,264,049	100.0		23,571,145	100.0
II Cost of sales			4,884,096	57.8		8,598,281	56.3		12,868,382	54.6
Gross Profit			3,566,119	42.2		6,665,767	43.7		10,702,763	45.4
III Selling, general and administrative expenses	*1		3,221,017	38.1		6,107,489	40.0		9,915,951	42.1
Operating Income			345,102	4.1		558,277	3.7		786,811	3.3
IV Non-operating income										
1 Interest received		170			5,928			6,820		
2 Grant money		-			23,030			29,840		
3 Equity in net gain of an affiliate		-			-			11,855		
4 Others		346	516	0.0	21,305	50,264	0.3	13,859	62,374	0.3
V Non-operating expenses										
1 Interest paid		63,384			102,596			148,321		
2 Foreign currency transaction gain		326,452			30,008			315,381		
3 Equity in net gain of an affiliate		1,900,976			-			1,908,341		
4 Others		-	2,290,813	27.1	30,627	163,232	1.1	29,475	2,401,519	10.2
Total ordinary income (loss)			(1,945,195)	(23.0)		445,309	2.9		(1,552,333)	(6.6)
VI Extraordinary profit										
1 Gain on sale of investment securities		-			21,734			7,481		
2 Equity in net gain of an affiliate		-			14,296			91,419		
3 Dilution gain		738			-			-		
4 Reversal of allowance for sales promotion		-			32,300			-		
5 Others		-	738	0.0	45	68,376	0.4	16,823	115,724	0.5
VII Extraordinary loss										
1 Loss on sale of property and equipment	*2	-			2,168			46,976		
2 Loss on sales of investment securities		-			81,886			36,047		
3 Software reevaluation loss	*3	47,864			1,003			190,687		
4 Loss on change in ownership retio	*3	-			-			5,452,204		
5 Others		11,062	58,927	0.7	10,867	95,925	0.6	203,395	5,929,311	25.1
Income (Loss) Before Income Taxes and minority Interests			(2,003,384)	(23.7)		417,760	2.7		(7,365,920)	(31.2)
Income Taxes		17,306			213,636			155,895		
Prior Year income taxes		40,844			-			40,844		
Prior Year Adjustments of income taxes		98,650	156,801	1.8	(55,883)	157,752	1.0	310,375	507,115	2.2

Gain (loss) on minority interests			23,494	0.3		20,905	0.1		(42,423)	(0.2)
Net income (loss)			(2,183,680)	(25.8)		239,102	1.6		(7,830,611)	(33.2)

(3) Consolidated Statement of Changes in Shareholders' Equity

Interim period for FY ended March 31, 2007 (From April 1, 2006 to September 30, 2006)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at March 31, 2006 (thousands of yen)	5,451,700	5,508,395	1,450,860	12,410,956
Changes				
Share issue	51,616	51,616	-	103,233
Cash dividend (Note)	-	-	(38,538)	(38,538)
Net income (loss)	-	-	(2,183,680)	(2,183,680)
Net increase (decrease) except for items under shareholders' equity				
Total (thousands of yen)	51,616	51,616	(2,222,218)	(2,118,985)
Balance at September 30, 2006 (thousands of yen)	5,503,317	5,560,012	(771,358)	10,291,971

	Valuation / Translation Adjustment			Subscrip-tion right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at March 31, 2006 (thousands of yen)	2,829	10,592	13,422	-	723,331	13,147,710
Changes						
Share issue	-	-	-	-	-	103,233
Cash dividend (Note)	-	-	-	-	-	(38,538)
Net income (loss)	-	-	-	-	-	(2,183,680)
Net increase (decrease) except for items under shareholders' equity	7,486	(66,725)	(59,238)	3,555	46,751	(8,932)
Total (thousands of yen)	7,486	(66,725)	(59,238)	3,555	46,751	(2,127,917)
Balance at September 30, 2006 (thousands of yen)	10,316	(56,132)	(45,816)	3,555	770,082	11,019,793

(Note) Appropriation of earnings related to Regular General Meeting of Shareholders held in June 2006.

Interim period for FY ending March 31, 2008 (From April 1, 2007 to September 30, 2007)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at March 31, 2007 (thousands of yen)	5,503,317	14,469,049	(6,195,936)	13,776,430
Changes				
Cash dividend (Note)	-	(48,367)	-	(48,367)
Transfer from additional paid-in capital to retained earnings	-	(5,401,097)	5,401,097	-
Net income (loss)	-	-	239,102	239,102
Net increase (decrease) except for items under shareholders' equity				
Total (thousands of yen)	-	(5,449,464)	5,640,199	190,735
Balance at September 30, 2007 (thousands of yen)	5,503,317	9,019,584	(555,736)	13,967,165

	Valuation / Translation Adjustment			Subscrip-tion right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at March 31, 2007 (thousands of yen)	15,597	138,720	154,318	15,848	869,175	14,815,773
Changes						
Cash dividend (Note)	-	-	-	-	-	(48,367)
Transfer from additional paid-in capital to retained earnings	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	239,102
Net increase (decrease) except for items under shareholders' equity	(13,185)	274,829	261,643	50,045	13,876	325,565
Total (thousands of yen)	(13,185)	274,829	261,643	50,045	13,876	516,300
Balance at September 30, 2007 (thousands of yen)	2,411	413,550	415,962	65,894	883,052	15,332,073

FY ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at March 31, 2006 (thousands of yen)	5,451,700	5,508,395	1,450,860	12,410,956
Changes				
Change of shares	-	8,909,037	-	8,909,037
Share issue	51,616	51,616	-	103,233
Gain on new consolidation	-	-	224,330	224,330
Loss on exclusion of consolidation	-	-	(1,977)	(1,977)
Cash dividend (Note)	-	-	(38,538)	(38,538)
Net income (loss)	-	-	(7,830,611)	(7,830,611)
Net increase (decrease) except for items under shareholders' equity				
Total (thousands of yen)	51,616	8,960,653	(7,646,796)	1,365,473
Balance at March 31, 2007 (thousands of yen)	5,503,317	14,469,049	(6,195,936)	13,776,430

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at March 31, 2006 (thousands of yen)	2,829	10,592	13,422	-	723,331	13,147,710
Changes						
Change of shares	-	-	-	-	-	8,909,037
Share issue	-	-	-	-	-	103,233
Gain on new consolidation	-	-	-	-	-	224,330
Loss on exclusion of consolidation	-	-	-	-	-	(1,977)
Cash dividend (Note)	-	-	-	-	-	(38,538)
Net income (loss)	-	-	-	-	-	(7,830,611)
Net increase (decrease) except for items under shareholders' equity	12,768	128,127	140,895	15,848	145,844	302,589
Total (thousands of yen)	12,768	128,127	140,895	15,848	145,844	1,668,062
Balance at March 31, 2007 (thousands of yen)	15,597	138,720	154,318	15,848	869,175	14,815,773

(Note) Appropriation of earnings related to Regular General Meeting of Shareholders held in June 2006.

(4) Consolidated Cash Flow Statements

(Unit: Thousands of yen, Round down)

	Note	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	Summary of FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
		thousands of yen	thousands of yen	thousands of yen
I Operating activities:				
1 Income (loss) before income taxes and minority interest		(2,003,384)	417,760	(7,365,920)
2 Depreciation and amortization		253,436	310,411	574,095
3 Goodwill amortization		188,137	168,779	545,212
4 Decrease in allowance for damage		-	-	(17,283)
5 Increase (decrease) in allowance for sales promotion		-	(23,954)	14,527
6 Decrease in allowance for doubtful accounts		(4,720)	(8,700)	(13,583)
7 Increase in bonus payment reserve		30,953	43,130	59,672
8 Increase (decrease) in reserve for employee's retirement benefits		(3,378)	1,217	(4,434)
9 Interests and dividend earned		(170)	(5,928)	(7,212)
10 Interest expenses		63,384	102,596	148,321
11 Equity in net losses of an affiliate		1,900,976	-	1,896,486
12 Loss on impairments of goodwill		-	-	5,452,204
13 Proceeds from sales of investment securities		-	(21,734)	(7,481)
14 Gain on sales of investments in affiliate		-	(14,296)	(91,419)
15 Appraisal loss on investment securities		-	81,886	36,047
16 Loss on sale of tangible fixed assets		-	2,168	46,976
17 Impairment of software		47,864	1,003	190,687
18 Gain (Loss) on change of equity		(738)	-	-
19 (Increase) decrease in accounts receivable		88,533	508,928	(331,369)
20 (Increase) decrease in inventories		12,107	(14,465)	(93,025)
21 Increase (decrease) in accounts payable		73,744	(555,619)	467,659
22 Decrease in accrued expenses		(259,898)	(487,377)	(88,764)
23 Others		258,587	(30,077)	297,460
Total		645,435	475,728	1,708,856
24 Interests and dividends received		170	6,291	8,744
25 Dividends received from companies accounted for by the equity method		17,333	-	17,333
26 Interest paid		(63,881)	(104,075)	(144,561)
27 Income tax paid		(324,198)	(212,423)	(361,660)
Cash flow from operating activities		274,858	165,520	1,228,712
II Investing activities:				
1 Increase (decrease) in fixed deposit		(629)	-	270,870
2 Expenditures for property and equipment		(68,546)	(33,621)	(101,239)
3 Expenditure for intangible fixed assets		(208,288)	(367,122)	(672,267)
4 Proceeds from intangible fixed assets		7,000	-	7,000
5 Expenditure for sales of securities		-	(327,497)	-
6 Expenditure for sales of investment securities		-	(280,080)	-
7 Proceeds from sales of investment securities		50,665	372,069	497,196
8 Proceeds from sales of stocks of affiliates		-	38,774	-
9 Expenditure for purchase of additional stocks of subsidiaries		(2,310,438)	-	(2,310,438)
10 Expenditures for deposits with landlord		(3,249)	(80,981)	(18,701)

11 Proceeds from deposits with landlord		300	9,562	36,713
12 Others	*2,3	(56,544)	2,131	(288,481)
Cash flow from investing activities		(2,589,730)	(666,767)	(2,579,347)
III Financing activities:				
1 Proceeds from short-term debt		2,680,438	225,879	2,980,438
2 Repayment of short-term debt		(290,006)	(300,000)	(459,290)
3 Proceeds from long-term debt		30,000	-	80,000
4 Repayment of long-term debt		(57,137)	(69,140)	(57,137)
5 Proceeds from issuance of new bonds		-	573,495	-
6 Expenditure for bond redemption		(25,000)	-	(25,000)
7 Proceeds from issuance of new shares		103,233	-	103,233
8 Capital subscription from minority share holders		25,000	-	445,000
9 Dividends payment		(34,762)	(48,302)	(55,350)
10 Others		-	-	(135,568)
Cash flow from financing activities		2,431,765	381,931	2,876,325
IV Foreign currency translation adjustment of cash and cash equivalents		(3,077)	23,715	(13,268)
V Increase (decrease) in cash and cash equivalents		113,816	(95,599)	1,512,422
VI Cash and cash equivalents at the beginning of period		1,697,936	5,164,251	1,697,936
VII Increase in cash and cash equivalents by exchange shares		-	-	1,953,893
VIII Cash and cash equivalents at the end of period	*1	1,811,752	5,068,652	5,164,251

Notes to Consolidated Financial Statements

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
1 Basis of Consolidation	(1) Number of Consolidated Companies: 9 Names of Consolidated Companies GiGAFLOPS Japan Inc. AXISSOFT Corporation CYB INVESTMENT INC. Airborne Entertainment Inc. Cellus U.S.A., INC. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYBIRD Investment Partners Inc. CYBIRD Mobilecasting Inc. CYBIRD Plus Mobile Fund Investment Business Limited Partnership	(1) Number of Consolidated Companies: 15 Names of Consolidated Companies CYBIRD Co., Ltd. JIMOS CO., LTD. GiGAFLOPS Japan Inc. CYB INVESTMENT INC. Airborne Entertainment Inc. Cellus U.S.A. INC. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYBIRD Investment Partners Inc. CYBIRD Mobilecasting Inc. CYBIRD Plus Mobile Fund Investment Business Limited Partnership Outlet Plaza Co., Ltd. Doctor's Bio Laboratory Co., Ltd. Commerce21 Corporation JDM Investment Partnership S-CREW Inc.	(1) Number of Consolidated Companies: 15 Names of Consolidated Companies CYBIRD Co., Ltd. JIMOS CO., LTD. GiGAFLOPS Japan Inc. CYB INVESTMENT INC. Airborne Entertainment Inc. Cellus U.S.A. INC. PLUS MOBILE COMMUNICATIONS Co., Ltd. CYBIRD Investment Partners Inc. CYBIRD Mobilecasting Inc. CYBIRD Plus Mobile Fund Investment Business Limited Partnership Outlet Plaza Co., Ltd. Doctor's Bio Laboratory Co., Ltd. Commerce21 Corporation JDM Investment Partnership S-CREW Inc. Among consolidated subsidiaries, JIMOS CO., LTD., was previously an affiliate accounted for by the equity method. However, JIMOS became a wholly owned subsidiary following a share exchange concluded on October 1, 2006 and was made a consolidated subsidiary. JIMOS's subsidiaries, Outlet Plaza Co., Ltd.; Dr.'s Bio Laboratory Co., Ltd.; Commerce21 Corporation; and the JDM Investment Partnership are also consolidated subsidiaries. CYBIRD Co., Ltd. became a wholly owned subsidiary following a corporate split concluded on October 2, 2006 and was made a consolidated subsidiary. The Company acquired a 53.6% stake in S-CREW Inc. on November 30, 2006, also including it in consolidation. However, since the deemed date of acquisition was the end of the third quarter, only the balance sheet of S-CREW has been included in consolidation. AXISSOFT Corporation, a wholly owned subsidiary in previous consolidated fiscal year, has been removed from consolidation following the sale of its shares. However, for the period from April 1, 2006 to December 31, 2006 (deemed date of sale), the company's income statements and cash flow statements have been consolidated.
	(2)Names of Significant Non-consolidated Subsidiaries Not applicable	(2) Names of Significant Non-consolidated Subsidiaries See left	(2) Names of Significant Non-consolidated Subsidiaries See left
2 Equity Method	(1)The Company has no unconsolidated subsidiaries accounted for by the equity method.	(1) See left	(1) See left

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
	(2) Number of affiliates accounted for by the equity method: 2 Names of companies accounted for by the equity method: DMOVE Co., Ltd. JIMOS CO., LTD.	(2) Number of affiliates accounted for by the equity method: 0 Names of companies accounted for by the equity method: DMOVE Co., Ltd., which was accounted for the by equity method in the previous fiscal year, is no longer being accounted for by the equity method because of the sale of its shares.	(2) Number of affiliates accounted for by the equity method: 1 Names of companies accounted for by the equity method: DMOVE Co., Ltd. JIMOS CO., LTD. JIMOS CO., LTD., is no longer an affiliate accounted for by the equity method since it became a wholly owned subsidiary on October 1, 2006, following a share exchange. However, it is accounted for by the equity method until September 30, 2006.
	(3)The Company has no affiliates not accounted for by the equity method and no unconsolidated subsidiaries.	(3) See left	(3) See left
	(4)Reason for not applying equity method to unconsolidated companies Not applicable	(4) Reason for not applying equity method to unconsolidated companies See left	(4) Reason for not applying equity method to unconsolidated companies See left
	(5)Matters that should be especially noted with regard to application of equity method: Among companies accounted for by the equity method, JIMOS CO., LTD., has its interim period end on December 31. In the preparation of the consolidated financial statements, therefore, a balance sheet of the most recent interim period was used. Important events subsequent to the end of JIMOS's interim period have been included in application of the equity method as necessary.	(5) Matters that should be especially noted with regard to application of equity method: Not applicable	(5) Matters that should be especially noted with regard to application of equity method: JIMOS CO., LTD., accounted for by the equity method, has its fiscal year end on June 30. In the preparation of the consolidated financial statements, therefore, a balance sheet of the most recent fiscal year was used.
3 Interim (fiscal) account date of Consolidated Subsidiaries	Among consolidated subsidiaries, the accounting closing date for the interim periods of CYB INVESTEMENT INC. and its consolidated subsidiary Airborne Entertainment Inc., Cellus U.S.A.,INC., and CYBIRD Plus Mobile Fund Investment Business Limited Partnership is June 30. In preparing the interim consolidated balance sheet, an interim consolidated balance sheet of CYB INVESTMENT was used. The consolidated statements have been adjusted for any material transactions that occurred subsequent to the subsidiary's interim closing date and the end of the consolidated interim period. For CYBIRD Plus Mobile Fund Investment Business Limited Partnership, a trial balance was taken on September 30 to be used	Among consolidated subsidiaries, the interim closing date for CYB INVESTMENT INC. and its subsidiary Airborne Entertainment Inc., Cellus U.S.A., INC., CYBIRD Plus Mobile Investment Business Partnership and Commerce 21 Corporation is June 30. The interim closing date for the JDM Investment Partnership is April 30, and that for S-CREW Inc. is February 28. In preparing interim consolidated financial statements, the financial statements as of the interim closing date of CYB INVESTMENT INC., Airborne Entertainment Inc. and Cellus U.S.A., INC. have been used and with respect to S-CREW Inc., the financial statements as of August 31, its account settlement date, have been used. Necessary adjustments have been made to the Company's consolidated statements	Among consolidated subsidiaries, the settlement of accounts date for CYB INVESTMENT INC. and its subsidiary Airborne Entertainment Inc., Cellus U.S.A., INC., CYBIRD Plus Mobile Investment Business Partnership and Commerce 21 Corporation is December 31. The account settlement date for the JDM Investment Partnership is October 31, and that for S-CREW Inc. is August 31. In preparing consolidated financial statements, the financial statements as of the account settlement date of CYB INVESTMENT INC., Airborne Entertainment Inc. and Cellus U.S.A., INC. have been used and with respect to S-CREW Inc., the financial statements as of February 28, its interim closing date, have been used. Necessary adjustments have been made to the Company's consolidated statements for

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
	in consolidation. The account closing dates for the interim period of all other consolidated subsidiaries are the same as the parent company.	for significant transactions occurring during the period from these interim closing dates and the account settlement date of interim consolidated financial statements. For CYBIRD Plus Mobile Investment Partnership, JDM Investment Partnership, Commerce21 Corporation, and S-CREW Inc., provisional financial statements have been drawn up as of the consolidation account settlement date for interim period. The interim closing for all other consolidated subsidiaries is the same as the interim consolidation account settlement date.	significant transactions occurring during the period from these account settlement dates and the account settlement date of consolidated financial statements. For CYBIRD Plus Mobile Investment Partnership, JDM Investment Partnership, Commerce21 Corporation, and S-CREW Inc., provisional financial statements have been drawn up as of the consolidation account settlement date for the third quarter. The settlement of account date for all other consolidated subsidiaries is the same as the consolidation account settlement date.
4 Summary of Significant Accounting Policies			
(1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this interim, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. Investments to Investment Business Limited Partnership and Partnership of a similar type (regarded as securities for the purpose of Article 2, Paragraph 2 of the Securities and Exchange Act of Japan): Stated at the amount of interests based on the recent financial statements available as of the reporting date of the financial statements as provided under the Partnership Agreement	a. Securities Other Securities Marketable securities: See left Non-marketable securities: See left Investments to Investment Business Limited Partnership and Partnership of a similar type (regarded as securities for the purpose of Article 2, Paragraph 2 of the Securities and Exchange Act of Japan): See left	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of the period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: See left Investments to Investment Business Limited Partnership and Partnership of a similar type (regarded as securities for the purpose of Article 2, Paragraph 2 of the Securities and Exchange Act of Japan): See left
	b. Derivative Valuation at cost at fair	b. Derivative See left	b. Derivative See left
	c. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method	c. Inventories - Merchandise Valuation at cost mainly by the moving-average cost method - Work in Process See left - Stored Items Recent purchase method	c. Inventories - Merchandise See left - Work in Process See left - Stored Items See left
(2) Depreciation Method for	a. Tangible Fixed Asset	a. Tangible Fixed Asset	a. Tangible Fixed Asset

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
Depreciable Asset	Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method.	Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method.	See left
	Useful lives : Leasehold improvements 8 to 50 years	Useful lives : Leasehold improvements 3 to 50 years	
	Furniture and fixtures 5 to 6 years	Furniture and fixtures 3 to 15 years	
	b. Intangible Fixed Asset	b. Intangible Fixed Asset	b. Intangible Fixed Asset
	Software (in-house use). Valued at the straight-line method, based on a useful life of 3 to 5 years.	Intangible Fixed Asset was valued at the declining-balance method. Software for in-house use is amortized using the straight-line method based on a useful life within the Company of 3 to 5 years. Software that is being sold by the Group is amortized as the greater of the amount of estimated sales value times the proportion of sales in the fiscal year under review or the amount calculated by the straight-line method based on the estimated effective shelf life (within three years).	See left
	Goodwill	Goodwill	Goodwill
	Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However, of total amount of goodwill amount recorded for U.S. consolidated subsidiaries, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.	See left	See left
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses	-	-
	Fully expensed at time of payment		
	b. Share exchange expenses	b. Share exchange expenses	b. Share exchange expenses
	Fully expensed at time of payment	See left	See left
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts	a. Allowance for Doubtful Accounts	a. Allowance for Doubtful Accounts
	The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.	See left	See left
	b. Bonus Payment Reserve	b. Bonus Payment Reserve	b. Bonus Payment Reserve
	The bonus payment reserve is stated in amounts considered to be payable based on the amount of bonus forecast.	See left	To create a reserve for bonus payments to employees, the portion of bonus payments forecast for the following consolidated fiscal year that is ascribed to the current fiscal

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
			year is booked to the reserve
	c. Allowance for Retirement Benefits	c. Allowance for Retirement Benefits	c. Allowance for Retirement Benefits
	For a portion of domestic consolidated subsidiaries, in preparation to pay retirement benefits owed employees, the Company books amounts recognized as payable at the end of the interim period based on the expected retirement benefit obligations at the end of the interim period.	See left	For a portion of domestic consolidated subsidiaries, in preparation to pay retirement benefits owed employees, the Company books amounts recognized as payable at the end of the fiscal year based on the expected retirement benefit obligations at the end of the fiscal period.
	-----	d. Allowance for Sales Promotions	d. Allowance for Sales Promotions
		To prepare for expenses related to the bonus points awarded to customers under the bonus point system used for sales promotions, an amount equivalent to the points expected to be used in future is booked based on actual results in prior years.	See left
(5) Converting Significant Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the interim period, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries are translated into Japanese yen using the spot exchange rate on the day on which the interim period of the relevant subsidiary ends, and translation differences are included in translation adjustments in shareholders' equity.	See left	Foreign currency denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the fiscal year, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries are translated into Japanese yen using the spot exchange rate on the day on which the fiscal year of the relevant subsidiary ends, while income and expenses are converted using the average sport rate for the fiscal year. Translation differences are included in translation adjustments and in minority interests
(6) Accounting for Significant Lease Transactions	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transitions are accounted for as an ordinary credit transaction.	See left	See left
(7) Other Material Items in the Preparation of the Interim (Consolidated) Balance Sheets	Accounting for consumption tax The exclusion method is employed.	Accounting for consumption tax See left	Accounting for consumption tax See left
(8) Summary of Principle Differences in Accounting Standards of Parent Company and Consolidated Subsidiaries	Consolidated subsidiary CYB INVESTMENT INC. is a U.S. corporation and follows U.S. accounting standards in the presentation of the interim period financial statements. The subsidiary uses a partial market value assessment method for the evaluation of its assets and liabilities. For differences in investment (goodwill), the subsidiary does not amortize those portions of goodwill that cannot be	See left	Consolidated subsidiary CYB INVESTMENT INC. is a U.S. corporation and follows U.S. accounting standards in the presentation of its fiscal financial statements. The subsidiary uses a partial market value assessment method for the evaluation of its assets and liabilities. For differences in investment (goodwill), the subsidiary does not amortize those portions of goodwill that cannot be recognized as

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
	recognized as intangible fixed assets in accordance with U.S. FASB Statement No. 142.		intangible fixed assets in accordance with U.S. FASB Statement No. 142.
5. Cash and Cash Equivalents in Interim Consolidated Cash Flow Statements	Cash (Cash and Cash Equivalents) in the Consolidated Cash Flow Statements for the interim period consists of cash on hand and deposits that can be withdrawn reasonably quickly or converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months for the date of acquisition.	See left	Cash (Cash and Cash Equivalents) in the fiscal year end Consolidated Cash Flow Statements consists of cash on hand and deposits that can be withdrawn reasonably quickly or converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months for the date of acquisition.

Change of notes to Consolidated Financial Statements

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
Accounting Standards for the Presentation of Shareholders' Equity in the Balance Sheets	Commencing with the interim period under review, "Accounting Standards for the Presentation of Shareholders' Equity on the Balance Sheets (Business Accounting Standards No. 5, December 9, 2005) and "Practical Guidelines on Accounting Standards for the Presentation of Shareholders' Equity on the Balance Sheets (Practical Guidance on Business Accounting Standards No. 8, December 9, 2005) are being applied. Using the previous method, total shareholders' equity would amount to ¥10,246,154,000. Based on the revision of the rules for presenting the interim consolidated financial statements, the presentation of shareholders' equity for the Interim Consolidated Balance Sheets has been prepared using the rules for presenting the interim consolidated financial statements following their revision.	—	Commencing with the fiscal year under review, "Accounting Standards for the Presentation of Shareholders' Equity on the Balance Sheets (Business Accounting Standards No. 5, December 9, 2005) and "Practical Guidelines on Accounting Standards for the Presentation of Shareholders' Equity on the Balance Sheets (Practical Guidance on Business Accounting Standards No. 8, December 9, 2005) are being applied. Using the previous method, total shareholders' equity would amount to ¥13,930,748,000. Based on the revision of the rules for presenting the interim consolidated financial statements, the presentation of shareholders' equity for the Interim Consolidated Balance Sheets has been prepared using the rules for presenting the interim consolidated financial statements following their revision.
Accounting Standards for Stock Options	Commencing with the interim period under review, "Accounting Standards for Stock Options (Business Accounting Standards No. 8, December 27, 2005) and "Practical Guidelines on Accounting Standards for Stock Options (Practical Guidance on Business Accounting Standards No. 11, May 31, 2006) are being applied. As a result of this application, operating income, ordinary income, and net income for the interim period under review are ¥3,555,000 lower compared with the previous accounting methods.	—	Commencing with the interim period under review, "Accounting Standards for Stock Options (Business Accounting Standards No. 8, December 27, 2005) and "Practical Guidelines on Accounting Standards for Stock Options (Practical Guidance on Business Accounting Standards No. 11, May 31, 2006) are being applied. As a result of this application, operating income, ordinary income, and net income for the fiscal year under review are ¥15,848,000 lower compared with the previous accounting methods.
Accounting standards for business integrations	—	—	Beginning with the consolidated accounting period under review, the Company is applying Accounting Standards for Business Integrations (Business Accounting Council October 31, 2003) and Practical Guidelines for Business Integration Accounting Standards and Business Split, etc. Accounting Standards (Accounting Standards Board of Japan December 27, 2005, Accounting Standards Guidelines No. 7) and Practical Guidelines for Business Integration Accounting Standards and Business Split, etc. Accounting Standards (Accounting Standards Board of Japan December 22, 2006, Accounting Standards Guidelines No. 10). As a result of the application of these new accounting standards, the consolidation accounting included under intangible assets on the

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
			consolidated balance sheets of the previous consolidated accounting period are presented as Goodwill commencing with the consolidated accounting period under review.
Change in depreciation method	----	Commencing with the interim period under review, due to a revision in the income taxation method for corporations, fixed assets acquired on or after April 1, 2007 shall apply the depreciation method stipulated under the revised corporation income tax method. This change had a minor impact on operating income, ordinary income, and income before income taxes and minority interests. The impact of the change in depreciation method on segment information is stated in the relevant section.	----

Changes in Presentation Method

Interim period ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 to September 30, 2007)
(Consolidated interim balance sheets) There was no change in the account name for goodwill due to the revision of the rules for preparation of consolidated financial statements (change in Japanese account name only).	-----

Notes

Notes for Consolidated Balance Sheet

September 30, 2006	September 30,2007	March 31,2007
1. Accumulated depreciation of property and equipment ¥290 million	1. Accumulated depreciation of property and equipment ¥232 million	1. Accumulated depreciation of property and equipment ¥237 million
2. Assets used as collateral and related debt Airborne Entertainment Inc. has pledged liquid assets totaling ¥284,181 thousand (US$2,466 thousand) as collateral for corporate bonds issued at ¥355,815 thousand (US$3,087 thousand). JIMOS CO., LTD has pledged cash and deposits totaling ¥400 thousand as collateral for business guarantees.	2. Assets used as collateral and related debt Airborne Entertainment Inc. has pledged liquid assets totaling ¥918,304 thousand (US$7,447 thousand) as collateral for corporate bonds issued at ¥1,419,298 thousand (US$11,510 thousand). JIMOS CO., LTD has pledged cash and deposits totaling ¥400 thousand as collateral for business guarantees.	2. Assets used as collateral and related debt Airborne Entertainment Inc. has pledged liquid assets totaling ¥320,461 thousand (US$2,690 thousand) as collateral for corporate bonds issued at ¥392,300thousand (US$3,293 thousand). JIMOS CO., LTD has pledged cash and deposits totaling ¥400 thousand as collateral for business guarantees.
3. Current account overdraft agreement To enable the effective financing of operating funds and to prepare for payment on the advances to the acquisition of Airborne Entertainment Inc., the Company concluded a current account draft agreement with four banks that it does business with. The overdraft balance on the current account overdraft agreement at the end of the fiscal year under review was as follows. Overdraft ceiling ¥4,500 million Current overdraft balance ¥100 million	3. Current account overdraft agreement To enable the effective funding of operating funds, the Company concluded a current account draft agreement with two banks it does business with. The overdraft balance on the current overdraft agreement at the end of the fiscal year under review was as follows. Overdraft ceiling ¥2,500 million Current overdraft - million yen Remaining balance ¥2,500 million	3. Current account overdraft agreement To enable the effective funding of operating funds, the Company concluded a current account draft agreement with two banks it does business with. The overdraft balance on the current overdraft agreement at the end of the fiscal year under review was as follows. Overdraft ceiling ¥2,500 million Current overdraft ¥300 million Remaining balance ¥2,200 million
-----	4. Commitment line agreement To enable the effective funding of operating funds, the Company concluded a commitment line agreement with two banks it does business with. The actual borrowings on the commitment line agreement at the end of the fiscal year under review were as follows. Commitment line ¥3,000,000 thousand Borrowings ¥1,715,651 thousand Remaining balance ¥1,284,348 thousand	4. Commitment line agreement To enable the effective funding of operating funds, the Company concluded a commitment line agreement with two banks it does business with. The actual borrowings on the commitment line agreement at the end of the fiscal year under review were as follows. Commitment line ¥3,000,000 thousand Borrowings ¥1,762,486 thousand Remaining balance ¥1,237,513 thousand
5. Contingent liability With regard to the acquisition of Airborne Entertainment Inc., the Group plans to pay previous shareholders of the company a beneficial interest in retained earnings up to US$17 million according to the attainment of its performance plan for 2006. Portions from 0% to 100% of this amount will be paid as additional amounts.	-----	-----

Notes for Consolidated Income Statements

(Millions of yen: round down)

<table>
<tr><th>Interim period ended September 30, 2006
(From April 1, 2006
To September 30, 2006)</th><th>Interim period ended September 30, 2007
(From April 1, 2007
To September 30, 2007)</th><th>FY ended March 31, 2007
(From April 1, 2006
To March 31, 2007)</th></tr>
<tr><td>1. Selling, general and administrative expenses
Advertisement 104
Allowance for doubtful accounts 26
Employees' salaries 725
Charge in bonus payment reserve 42
R&D costs 465
Charge and commission 859</td><td>1. Selling, general and administrative expenses
Advertisement 1,368
Employees' salaries 1,263
Charge in bonus payment reserve 117
R&D costs 500
Charge and commission 1,136</td><td>1. Selling, general and administrative expenses
Advertisement 1,767
Allowance for doubtful accounts 5
Compensation for director's 358
Employees' salaries 2,089
Welfare expense 263
Charge in bonus payment reserve 167
Transportation expense 167
R&D costs 943
Charge and commission 1,999</td></tr>
<tr><td>—</td><td>2. Loss on disposal of fixed asset
Building 2
Equipment 0</td><td>2. Loss on disposal of fixed asset
Software 0
Building 31
Equipment 14</td></tr>
<tr><td>—</td><td>3. Impairment losses
(1) Assets recognizing impairment losses
<table>
<tr><th>Application</th><th>Type</th><th>Location</th></tr>
<tr><td>Mobile Content Business operations related assets</td><td>Software</td><td>Minato-ku, Tokyo</td></tr>
<tr><td>Solutions Business operations related assets</td><td>Software</td><td>Minato-ku, Tokyo</td></tr>
</table>
(2) Background to recognition of impairment losses
Recognition of impairment loss on software is based on estimated lost revenues in comparison with the original estimated revenues of the business plan at time of purchase.

(3) Amount of impairment loss
Software ¥1,003 thousand

(4) Asset grouping method
The Company divides its asset groups for application of impairment loss based on the minimum independent cash flow units according to separate standards for different types of business segments. For software used by the Company (content), assets are grouped by content.
(5) Calculation method for potential recovery value
The calculation of potential recovery value of operating asset is mainly based on utility value.</td><td>3. Impairment losses
(1) Assets recognizing impairment losses
<table>
<tr><th>Application</th><th>Type</th><th>Location</th></tr>
<tr><td>Mobile Content Business operations related assets</td><td>Software</td><td>Minato-ku, Tokyo</td></tr>
<tr><td>Solutions Business operations related assets</td><td>Software</td><td>Minato-ku, Tokyo</td></tr>
<tr><td>Others</td><td>Goodwill</td><td>—</td></tr>
</table>
(2) Background to recognition of impairment losses
Recognition of impairment loss on software is based on estimated lost revenues in comparison with the original estimated revenues of the business plan at time of purchase. Although the profitability of goodwill received remains firm, recognition of impairment loss on goodwill is based on a conservative estimate of its value based on consideration of future market conditions, etc.
(3) Amount of impairment loss
Software ¥190,687 thousand
Goodwill ¥5,452,204 thousand
Total ¥5,642,892 thousand
(4) Asset grouping method
Same as on left

(5) Calculation method for potential recovery value
The calculation of potential recovery value of operating asset is mainly based on utility value.
For goodwill, it is based on stock value as calculated by an independent assessor.</td></tr>
</table>

(Changes in Capital during the Period)

Interim period for FY ended March 31, 2007 (From April 1, 2006 to September 30, 2006)

Type and total amount of issued shares and type and amount of treasury shares

	Number of shares at end of previous fiscal year (Shares)	Increase in shares during the period (Shares)	Decrease in shares during the period (Shares)	Number of shares at end of the period (Shares)
Issued shares				
Common shares (Note 1)	230,767	627	-	231,394
Total	230,767	627	-	231,394

Note: The increase by 627 shares of issued and outstanding common shares is attributable to the issue of 627 shares upon exercise of subscription rights.

Items regarding subscription rights

Category	Subscription right details	Type of shares exchanged for	Number of potential exchangeable shares (shares)				Interim period end balance (thousand of yen)
			Prior FY end	Interim period increase	Interim period decrease	Interim period end	
Parent company	FY 2002 subscription rights (Note 1)	Common shares	900	-	129	771	-
	FY 2003 subscription rights (Note 1)	Common shares	4,446	-	498	3,948	-
	FY 2004 subscription rights (Note 2)	Common shares	4,503	-	18	4,485	-
	Subscription rights issued as stock options	-	-	-	-	-	3,555
Consolidated subsidiaries	-	-	-	-	-	-	-
Total		-	-	-	-	-	3,555

Notes: 1. The decrease in subscription rights issued in FY 2002 and FY 2003 is due to the exercise of subscription rights.

2. The decrease in subscription rights issued in FY 2004 is due to the cancellation of subscription rights.

Stock Dividends

Amount of Dividends Paid

(Resolution)	Type of Shares	Total Dividend Amount (Thousand of yen)	Dividend per Share (Yen)	Date of Record	Effective Date
June 29, 2006 Regular General Meeting of Shareholders	Common shares	38,538	167	March 31, 2006	June 29, 2006

Interim period for FY ending March 31, 2008 (From April 1, 2007 to September 30, 2007)

Type and total amount of issued shares and type and amount of treasury shares

	Number of shares at end of previous fiscal year (Shares)	Increase in shares during the period (Shares)	Decrease in shares during the period (Shares)	Number of shares at end of the period (Shares)
Issued shares				
Common shares	289,623	-	-	289,623
Total	289,623	-	-	289,623

Items regarding subscription rights

Category	Subscription right details	Type of shares exchanged for	Number of potential exchangeable shares (shares)				Interim period end balance (thousand of yen)
			Prior FY end	Interim period increase	Interim period decrease	Interim period end	
Parent company	FY 2002 subscription rights (Note 1)	Common shares	771	-	111	660	-
	FY 2003 subscription rights (Note 2)	Common shares	3,888	-	357	3,531	-
	FY 2004 subscription rights (Note 3)	Common shares	4,335	-	831	3,504	-
	FY 2005 subscription rights	Common shares	200	-	-	200	-
	FY 2002 subscription rights (Note 4)	Common shares	400.14	-	-	400.14	-
	FY 2003 subscription rights (Note 4)	Common shares	2,221.83	-	-	2,221.83	-
	FY 2005 subscription rights (Note 4, 5)	Common shares	1,872	-	11.7	1,860.3	-
	FY 2005 subscription rights (Note 4, 5)	Common shares	1,368.9	-	830.7	538.2	-
	FY 2005 subscription rights (Note 6)	Common shares	244.53	-	58.5	186.03	-
	Subscription rights issued as stock options	-	-	-	-	-	65,894
Consolidated subsidiaries	-	-	-	-	-	-	-
Total		-	15,301.4	-	2,199.9	13,101.5	65,894

Notes: 1. The decrease in subscription rights issued in FY 2002 is due to the exercise of subscription rights.

2. The decrease in subscription rights issued in FY 2003 is due to the cancellation of subscription rights.
3. The decrease in subscription rights issued in FY 2004 is due to the cancellation of subscription rights.
4. The decline in subscription rights in 2005 is with regard to the subscription rights that CYBIRD was obliged to assume from JIMOS under the share exchange agreement. The decline in subscription rights was effected by cancellation of subscription rights. Since the share exchange ratio was one common share of JIMOS stock for 1.17 common shares of CYBIRD stock, one transferred JIMOS subscription right could be exchanged for 10.53 CYBIRD shares in 2005.
5. The decline in subscription rights in 2005 is with regard to the subscription rights that CYBIRD was obliged to assume from JIMOS under the share exchange agreement. The decline in subscription rights was effected by cancellation of subscription rights. Since the share exchange ratio was one common share of JIMOS stock for 1.17 common shares of CYBIRD stock, one transferred JIMOS subscription right could be exchanged for 1.17 CYBIRD shares in 2005.
6. The decline in subscription rights in 2005 is with regard to the subscription rights that CYBIRD was obliged to assume from JIMOS under the share exchange agreement. The decline in subscription rights was effected by cancellation of subscription rights. Since the share exchange ratio was one common share of JIMOS stock for 1.17 common shares of CYBIRD stock, one transferred JIMOS subscription right could be exchanged for 1.17 CYBIRD shares in 2005. The start date for the exercise of these 2005 subscription rights has not yet arrived.

Dividends

Dividend Payments

(Resolution)	Share type	Total dividends (Thousands of yen)	Dividend per share (Yen)	Record date	Validity date
Regular general meeting of shareholders (June 28, 2007)	Common shares	48,367	167	March 31, 2007	June 29, 2007

FY ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

Type and total amount of issued shares and type and amount of treasury shares

	Number of shares at end of previous fiscal year (Shares)	Increase in shares during the period (Shares)	Decrease in shares during the period (Shares)	Number of shares at end of the period (Shares)
Issued shares				
Common shares (Note 1)	230,767	58,856	-	289,623
Total	230,767	58,856	-	289,623
Treasury stocks				
Common shares (Note 2,3)	-	26	26	-
Total	-	26	26	-

(Note) 1. Of the increase in shares issue, exercise of stock options accounted for 627 shares and the share exchange accounted for 58,229 shares.

2. The increase of 26 shares in treasury stock was due to purchase requests related to the share exchange.

3. The decrease of 26 shares in treasury stock was due to the sale of shares on the market in accordance with purchase requests.

Items regarding subscription rights

Category	Subscription right details	Type of shares exchanged for	Number of potential exchangeable shares (shares)				Interim period end balance (thousand of yen)
			Prior FY end	Interim period increase	Interim period decrease	Interim period end	
Parent company	FY 2002 subscription rights (Note 1)	Common shares	900	-	129	771	-
	FY 2003 subscription rights (Note 2)	Common shares	4,446	-	558	3,888	-
	FY 2004 subscription rights (Note 3)	Common shares	4,503	-	168	4,335	-
	FY 2005 subscription rights	Common shares	-	200	-	200	-
	FY 2002 subscription rights (Note 4, 7)	Common shares	-	663.39	263.25	400.14	-
	FY 2003 subscription rights (Note 5, 7)	Common shares	-	2,485.08	263.25	2,221.83	-
	FY 2005 subscription rights (Note 6, 7)	Common shares	-	2,047.5	175.5	1,872	-
	FY 2005 subscription rights (Note 6, 7)	Common shares	-	1,462.5	93.6	1,368.9	-
	FY 2005 subscription rights (Note 7)	Common shares	-	244.53	-	244.53	-
	Subscription rights issued as stock options	-	-	-	-	-	15,848
Consolidated subsidiaries	-	-	-	-	-	-	-
Total		-	9,849	7,103	1,650.6	15,301.4	15,848

Notes: 1. The decrease in subscription rights issued in FY 2002 is due to the exercise of subscription rights.

2. The decrease in 498 subscription rights issued in FY 2003 is due to the exercise of subscription rights and 60 are due to the cancellation of subscription rights.

3. The decrease in subscription rights issued in FY 2004 is due to the cancellation of subscription rights.

4. The decrease in subscription rights issued in FY 2002 is due to the cancellation of subscription rights.

5. The decrease in subscription rights issued in FY 2003 is due to the cancellation of subscription rights.

6. The decrease in subscription rights issued in FY 2005 is due to the cancellation of subscription rights.

7. The decline in subscription rights is with regard to the subscription rights that CYBIRD was obliged to assume from JIMOS under the share exchange agreement.

Stock Dividends

Amount of Dividends Paid

(Resolution)	Type of Shares	Total Dividend Amount (Thousand of yen)	Dividend per Share (Yen)	Date of Record	Effective Date
June 29, 2006 Regular General Meeting of Shareholders	Common shares	38,538	167	March 31, 2006	June 29, 2006

Dividends (Date of Record is in this Period and Effective Date is in the Following Period.)

(Resolution)	Type of Shares	Total Dividend Amount (Thousand of yen)	Source of dividend	Dividend per Share (Yen)	Date of Record	Effective Date
June 28, 2007 Regular General Meeting of Shareholders	Common shares	48,367	Additional paid-in capital	167	March 31, 2007	June 29, 2007

Notes for Consolidated Cash Flow Statements

(Millions of yen: round down)

<table>
<tr><th>Interim period ended September 30, 2006
(From April 1, 2006
To September 30, 2006)</th><th>Interim period ended September 30, 2007
(From April 1, 2007
To September 30, 2007)</th><th>FY ended March 31, 2007
(From April 1, 2006
To March 31, 2007)</th></tr>
<tr><td>1. Relationship between Balance of Cash and Cash Equivalents and Items in the Consolidated Balance Sheets
Cash and deposit accounts 2,060
Fixed deposit over three months left (249)
Cash and cash equivalents 1,811</td><td>1. Relationship between Balance of Cash and Cash Equivalents and Items in the Consolidated Balance Sheets
Cash and deposit accounts 4,199
Fixed deposit over three months left (200)
Cash equivalents in securities 1,069
Cash and cash equivalents 5,068</td><td>1. Relationship between Balance of Cash and Cash Equivalents and Items in the Consolidated Balance Sheets
Cash and deposit accounts 4,614
Securities 550
Cash and cash equivalents 5,164</td></tr>
<tr><td>—</td><td>—</td><td>2. Major assets and liabilities of companies that became consolidated companies because they were acquired.

(1) The major assets and liabilities acquired of JIMOS CO., LTD., and its 4 consolidated subsidiaries through the share exchange agreement were as follows. The increase in the Company's capital as a result of the share exchange was ¥8,909,037 thousand.
JIMOS CO., LTD. And 4 consol. subsidiaries
Current assets ¥4,116,415 thousand
Fixed assets ¥2,211,895 thousand
Total assets ¥6,328,310 thousand
Current liabilities ¥1,334,686 thousand
Long-term liabilities ¥19,724 thousand
Total liabilities ¥1,354,411 thousand</td></tr>
<tr><td>—</td><td>—</td><td>3. The assets and liabilities of S-CREW at the time of consolidation and the relationship between the acquisition price of S-CREW and the expense (net amount) paid for acquiring the stock of S-CREW resulting from the consolidation of S-CREW Inc. due to the acquisition of its stock by the Company are as follows.
S-CREW Inc.
Current assets ¥355,062 thousand
Fixed assets ¥70,721 thousand
Net difference (goodwill) ¥136,528 thousand
Current liabilities (¥252,517 thousand)
Long-term liabilities (¥148,132 thousand)
Minority shareholders' interest (¥11,662 thousand)
Acquisition price of S-CREW ¥150,000 thousand
Cash and cash equivalents of S-CREW (¥38,891 thousand)
Difference: expenses of acquiring stock of S-CREW ¥111,108 thousand</td></tr>
</table>

Business Segment information

a. Business segment information

Previous consolidated interim (April 1, 2006 to September 30, 2006)

The principle businesses of the Group are the provision of content via mobile phones, etc. and the development of content providing system. A description of these business is omitted here because the amount of sales, operating income (loss) or assets from, or of, those business segments accounts for more than 90% of total sales, operating income (loss) or assets.

Current interim (April 1, 2007 to September 30, 2007) (Thousands of yen)

	Mobile Content Business	Commerce Business	Marketing Solution Business	Advertising Business	Investment Business	International Business	Total	Eliminations or corporate	Consolidated
I Net sales and operating income or loss									
Net sales									
(1) Sales to non-Group customers	6,183,933	6,044,136	1,415,341	615,775	-	1,004,861	15,264,049	-	15,264,049
(2) Inter-segment sales or transfers	-	6,000	8,213	-	-	-	14,213	(14,213)	-
Total	6,183,933	6,050,136	1,423,554	615,775	-	1,004,861	15,278,262	(14,213)	15,264,049
Operating expenses	4,728,506	5,801,227	1,540,411	743,329	51,623	1,090,749	13,955,847	749,923	14,705,771
Operating income or loss	1,455,427	248,908	-116,856	-127,553	-51,623	-85,887	1,322,415	(764,137)	558,277

Notes: 1. Method of Classifying Business Segments

Business segments are classified based on business content.

2. Business content of each business segment.

Business Segment	Major products and responsibilities, etc.
Mobile Content	Internet-based content service for mobile phones
Commerce	Direct, retail, and wholesale sales of cosmetics, healthcare food products, wine and liquor, consumer electronics, fashion items, etc.
Marketing Solution	Consulting, mobile site building, direct sales support business, software development and sales, and system building
Advertising	Development, sales, and advertising agency for mobile advertising
Investment	Operation and management of investment fund
International	Mobile content provision business in North America

3. Among operating expenses, an amount totaling ¥1,137,019 thousand of unallocated expenses were included under eliminations or corporate. The majority of these eliminations or corporate expenses were related to the administration department of the Group.

4. Changes in accounting practices

As noted in Significant Changes in the Preparation of Financial Statements for the Interim Period, commencing with the interim period under review, the method of depreciation of fixed assets has been changed. This change had only a minor impact on segment performance.

Previous fiscal year (April 1, 2006 to March 31, 2007) (Thousands of yen)

	Mobile Content Business	Commerce Business	Marketing Solution Business	Advertising Business	Investment Business	International Business	Total	Eliminations or corporate	Consolidated
I Net sales and operating income or loss									
Net sales									
(1) Sales to non-Group customers	12,047,341	6,191,407	2,750,712	256,695	148,606	2,176,382	23,571,145	-	23,571,145
(2) Inter-segment sales or transfers	-	-	1,636	103	-	-	1,740	(1,740)	-
Total	12,047,341	6,191,407	2,752,349	256,799	148,606	2,176,382	23,572,886	(1,740)	23,571,145
Operating expenses	9,050,311	6,164,369	3,090,236	368,802	139,842	2,532,713	21,346,276	1,438,057	22,784,334
Operating income or loss	2,997,030	27,037	-337,887	-112,002	8,763	-356,331	2,226,609	(1,439,798)	786,811

Notes: 1. Method of Classifying Business Segments

Business segments are classified based on business content.

2. Business content of each business segment.

Business Segment	Major products and responsibilities, etc.
Mobile Content	Internet-based content service for mobile phones
Commerce	Direct, retail, and wholesale sales of cosmetics, healthcare food products, wine and liquor, consumer electronics, fashion items, etc.
Marketing Solution	Consulting, mobile site building, direct sales support business, software development and sales, and system building
Advertising	Development, sales, and advertising agency for mobile advertising
Investment	Operation and management of investment fund
International	Mobile content provision business in North America

3. Among operating expenses, an amount totaling ¥1,439,798 thousand of unallocated expenses were included under eliminations or corporate. The majority of these eliminations or corporate expenses were related to the administration department of the Group.

4. In the past, the Company's main businesses were content provision based on mobile phones and the development of systems to provide content. Following the October 1, 2006 business integration with JIMOS CO., LTD., however, the Company took the opportunity to change its business segment classification of Mobile Content Business commencing with the consolidated fiscal year under review, adding the five new business segments of the Commerce, Market Solutions, Advertising, Investment, and International businesses.

5. Changes in accounting practices

(Accounting standard for stock options, etc.)

As noted in Significant Changes in the Preparation of Financial Statements for the Interim Period, commencing with the interim period under review, the Company began applying Accounting Standards for Stock Options, etc. (ASBJ Statement No. 8. December 27, 2005) and Implementation Guidance on Accounting for Stock Options, etc. (ASBJ Guidance No. 11, May 31, 2006) As a result of implementation of these new standards, compared with the previously used standards, operating expenses for "eliminations and corporate," increased by ¥15,848,000 and ordinary loss and loss before income taxes and minority interests also increased by the same amount

b. Geographic segment information

Previous interim (From April 1, 2006 to September 30, 2006) (Thousands of yen)

	Japan	North America	Total	Elimination or Corporate	Consolidated
Net Sales					
(1) Sales to external customers	7,336,858	1,113,356	8,450,215	-	8,450,215
(2) Sales or transfers between segments	-	-	-	-	-
Total	7,336,858	1,113,356	8,450,215	-	8,450,215
Operating expense	6,908,933	1,196,180	8,105,113	-	8,105,113
Operating income or loss	427,925	(82,823)	345,102	-	345,102

Note: 1. Country or region is determined by geographic proximity.

2. U.S.A. and Canada belongs to North America.

Current interim (From April 1, 2007 to September 30, 2007)

Description is omitted, because the amount of sales in Japan was over 90% of consolidated sales.

Previous fiscal year (From April 1, 2006 to March 31, 2007)

(Thousands of yen)

		Japan	North America	Total	Elimination or Corporate	Consolidated
	Net Sales					
(1)	Sales to external customers	21,394,763	2,176,382	23,571,145	-	23,571,145
(2)	Sales or transfers between segments	1,740	-	-	(1,740)	-
	Total	21,396,503	2,176,382	23,572,886	(1,740)	23,571,145
	Operating expense	18,813,563	2,532,713	21,346,276	1,438,057	22,784,334
	Operating income or loss	2,582,940	(356,331)	2,226,609	(1,439,798)	786,811

Note: 1. Country or region is determined by geographic proximity.
2. U.S.A. and Canada belongs to North America.

c. Overseas sales

Previous interim (From April 1, 2006 to September 30, 2006)

	North America	Total
I Overseas sales (thousands of yen)	1,113,356	1,113,356
II Consolidated sales (thousands of yen)		8,450,215
III Ratio of overseas sales in consolidated sales	13.2	13.2

Current interim (From April 1, 2007 to September 30, 2007) and previous fiscal year (from April 1, 2006 to March 31, 2007)

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

(Disclosure Omissions)

Notes regarding lease transactions, transactions with related parties, tax-effect accounting, securities, derivative transactions, pension plans, stock options, etc. have been omitted because they were not considered to be significantly material to warrant disclosure in the Results of Operations.

(Per Share Information)

Item	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
Net assets per share	¥44,280.12	¥49,661.55	¥48,099.59
Loss per share	(¥9,440.84)	¥825.56	(¥30,073.51)
Fully diluted net income per share	Due to a loss per share being recorded, fully diluted net income per share has not been noted.	¥823.77	Due to a loss per share being recorded, fully diluted net income per share has not been noted.

Note: The basic calculations of interim net income per share, interim loss per share, and fully diluted net income per share are as follows.

Item	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
Gain or Loss per share			
Gain or Loss (Thousands of yen)	(2,183,680)	239,102	(7,830,611)
Amounts not ascribed to common shareholders (Thousands of yen)	-	-	-
Gain or Loss for the period assigned to common shares (Thousands of yen)	(2,183,680)	239,102	(7,830,611)
Average issued common shares during the period (Shares)	231,301	289,623	260,382
Fully diluted net income per share			
Net income (Thousands of yen)	-	-	-
Increase in common shares (Shares)	-	631	-
(Of that amount, number new subscription rights (Shares)	(-)	(631)	(-)
Summary of dilutive shares that were not included in the calculation of fully diluted het income per share to avoid the effect of dilution	——	7 categories of subscription rights (Number of shares to be exchanged for subscription rights: 9,350 shares) Summary of subscription rights issued by Airborne Entertainment Inc. is as follows. ESOP-2004: 129,176 Units (129,176 shares) ESOP-2005: 899,000 units (899,000 shares) Summary of warrants allotted with corporate bonds Warrants issued Number of units and shares: 81,634 units (81,634 shares) Issue price of shares: 0.0005USD Total amount issued: 40.81USD Warrant allotment proportion (%): 0.0 Warrant exercise period: 5 years following public listing	——

Significant Subsequent Events

Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)

1. In a Board of Directors meeting held on November 17, 2006, the Company decided to set up a syndicate-based revolving credit facility.
Structure of the syndicate-based revolving credit facility
The syndicate-based revolving credit facility was established as follows.

(1)	Purpose and use of funds	As of November 17, 2006, the purpose of the funds will be to systematically and effectively raise operating capital.
(2)	Arranger and agent	The Bank of Tokyo-Mitsubishi UFJ Ltd.
(3)	Participating financial institutions	Mizuho Bank, Ltd.
(4)	Loan ceiling	¥3 billion
(5)	Contract term	November 17, 2006 to November 16, 2007

2. In a Board of Directors meeting held on November 22, 2006, the Company decided to acquire shares of S-Crew Inc., and convert S-Crew into a subsidiary.
(1) Purpose of acquisition
The Company intends to position S-Crew as a strategic subsidiary responsible for the Mobile Commerce Business. By quickly achieving synergies between core companies CYBIRD and JIMOS and the Group, the Company will pursue a sharp acceleration of the development of the Mobile Commerce Business.

(2) Content of acquisition
November 30, 2006

Date of acquisition	November 30, 2006
Number of acquisition	3,750 shares
Price of acquisition	¥150 million
Ownership	53.6%

(3) Outline of New Subsidiary

Company name	S-CREW Inc.
Representative	Ken Masaoka, President and CEO
Head office	Shibuya-ku, Tokyo
Establishment	October 20, 1999
Main business	Planning, creating, and operating of, and consulting for official mobile content; constructing different types of systems; development of Web applications; Web site planning and development; Web site operation, management, and

Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)

1. Tender Offer by CJ Holdings Co., Ltd. for issued and outstanding shares and subscription rights of the Company
In a Board of Directors meeting held on October 31, 2007, CYBIRD Holdings passed a resolution endorsing the tender offer by CJ Holdings to purchase all issued and outstanding shares and subscription rights and filed an Opinion Report subject to Article 27, Paragraph 10 of Financial Instruments and Exchange Act on November 1, 2007.
(1) Outline of CJ Holdings Co., Ltd.

(1) Company name	CJ Holdings Co., Ltd.	
(2) Main business	As a holding company for the different companies of its Group, the main business of CJ Holdings Co., Ltd., is to support and administer the business activities of those companies.	
(3) Establishment	October 1, 2007	
(4) Head office	1-7 Kojimachi, Chiyoda-ku, Tokyo	
(5) Representative	Masamichi Yoshizawa, Representative Director	
(6) Amount of capital	100,000 yen (as of October 31, 2007)	
(7) Major shareholders and their holdings	Longreach Capital Partners 1, L.P., LONGREACH HOLDINGS IRELAND, and Longreach GP Commitment L.P. 100%	
(8) Relations between CJ Holdings and CYBIRD Holdings	Capital relationship	CJ Holdings owns a share of CYBIRD Holdings
	Human relationship	n/a
	Business relationship	n/a
	Condition of related parties	n/a

FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)

1. Reduction in Additional Paid-in Capital
The Company passed a resolution as shown below to reduce the additional paid-in capital in the 9th ordinary general meeting of shareholders, held on June 28, 2007.
(1) Purpose of Reduction in Additional Paid-In Capital
To cover the loss recorded in the fiscal year ended March 2007, to acquire surplus capital for the payment of dividends, and to enable flexible capital strategies.
(2) Summary of Reduction in Additional Paid-in Capital
Of the total amount of additional paid-in capital of ¥12,045,032,870, the amount of ¥10,669,203,485 is to be transferred to other capital reserves. The amount of remaining additional paid-in capital after the reduction will be ¥1,375,829,385.
(3) Schedule for Reduction in Additional Paid-In Capital
Ⅰ. Date of board of directors meeting
May 22, 2007
Ⅱ. Date of public announcement for creditor claims
May 23, 2007
Ⅲ. End of creditor claim period
June 25, 2007
Ⅳ. Date of ordinary general meeting of shareholders
June 28, 2007 (Planned)
Ⅴ. Effective date
June 28, 2007 (Planned)

2. Authorization of the Board of Directors to decide items regarding the free distribution of subscription rights in accordance with the continuation of the Takeover Protection Plan.
In the 9th regular general meeting of shareholders held on June 28, 2007, the shareholders decided to authorize the Board of Directors to decide items regarding the free distribution of subscription rights in accordance with the introduction of a new Takeover Protection Plan. The plan is being introduced as a measure to protect the interests of shareholders and avoid takeovers that would prevent the Company from targeting continued growth and continued expansion of corporate value through its business activities.

Outline of the Plan
The plan requires that a specified procedure must be followed for the acquisition of or plan to acquire more than a fixed amount of shares of the Company and when such an Purchase, etc. does occur without following the procedure or even with following the procedure, the Company may take countermeasures against the Purchase, etc. by making a free distribution of subscription rights to its shareholders when the Acquisition, etc. is judged to be counterproductive to enhancing corporate value and realizing the interests of shareholders.
Outline of Subscription Rights
(1) Shareholders eligible for allotment
Shareholders or beneficiary shareholders (excluding the Company) entered or registered in the final shareholders register on the day publicly announced by the board of directors

Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)

	maintenance; Web design business; and site consulting for different types of Web sites.
Fiscal year end	August 31
Number of employees	48 (including contracted employees)
Main place of business	Same as head office
Shares issued	7,000 shares

(4) Scale of New Subsidiary

FY ended August, 2006

Net sales	¥1,533 million
Ordinary income	¥7 million
Total assets	¥485 million
Shareholders' equity	¥71 million
Paid-in capital	¥35 million

Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)

(2) Content of and Basis and Reason behind Opinion of Tender Offer

1. Content of opinion of tender offer

In a Board of Directors meeting held on October 31, 2007, CYBIRD Holdings passed a resolution endorsing the tender offer by CJ Holdings to purchase all issued and outstanding shares and subscription rights. Consequently, CYBIRD Holdings recommends that all holders tender their shares and subscription rights. CYBIRD Holdings' management believes that planned series of transactions aimed at taking the Company private through a MBO, of which this tender offer is part, will strengthen its management base and contribute to increasing corporate value over the medium-to-long term. In addition, in view of the fairness of the bid price and other conditions of the tender offer, management believes that the offer represents an opportunity for shareholders to divest their holdings at a reasonable price.

2. Basis and reason for endorsing tender offer

CYBIRD Holdings was founded as a mobile content provider that distributed mobile content mainly for Internet-enabled mobile phones through domestic mobile carriers in September 1998. Building on know how and technology developed through that business, the Company started up its Solutions and Mobile Commerce businesses. In October 2006, the Company transferred its businesses to a new CYBIRD Co., Ltd., based on a corporate split. At the same time, it integrated the businesses of JIMOS CO., LTD., the main operations of which were direct sales of cosmetics, emerging as the holding company for the Group, with CYBIRD and JIMOS as wholly owned subsidiaries. Following the business integration, the CYBIRD Group has been operating Mobile Content, Commerce, and Solutions businesses, aiming to "create a one to only one platform" to stand unrivaled by fusing the mobile communications strengths of CYBIRD with the human communications strengths of JIMOS.

The Mobile Content Business has provided users with a wide variety of unique content over the years as one of the pioneers of mobile content. The Commerce Business's foundation essence, the core product in its mainstay cosmetics direct sales operations, is No. 1 in sales in its market (according to a survey by Fuji-Keizai Co., Ltd.) and has a strong reputation with customers. Consequently, the sales growth of the Mobile Content and the Commerce business have outpaced that of their markets. The Group also expects a certain level of growth to continue in these markets.

In addition, along with the diversification and growth of the mobile Internet market in recent years, the mobile advertising market in particular is forecast to achieve a high growth rate up until 2011, averaging 26.9% annually. Within that period, 2007 is expected to post the highest annual growth rate of 42.5% according to a survey by Dentsu

FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)

of the Company (hereinafter referred to as the "Distribution Date,") shall be eligible to receive an allotment of one (1) Subscription Right for each share held.

(2) Total number of Subscription Rights to be issued

The number of Subscription Rights to be issued shall be the same number as the number of common shares of the Company issued and outstanding (excluding shares held by the Company) at the end of the Distribution Date.

(3) The type and number of shares for which Subscription Rights are to be issued

(i) Type of shares for which Subscription Rights are to be issued

The type of shares for which Subscription Rights are to be issued shall be the common shares of CYBIRD Co., Ltd.

(ii) The number of shares for which a Subscription Right is to be issued

The number of shares for which a Subscription Right is to be issued (hereinafter referred to as the "Conversion Number of Shares") shall be one (1) share, provided that Conversion Number of Shares may be adjusted in accordance with (4).

(4) Adjustment of the number of shares to be issued for a Subscription Right

Should a stock split or reverse-stock split or a merger or corporate split or share exchange take place following the allotment of the Subscription Rights, the Conversion Number of Shares shall be adjusted appropriately in consideration of the circumstances.

When the Conversion Number of Shares is being adjusted, the Company shall beforehand notify the holders of Subscription Rights in writing or by a method prescribed in the Articles of Incorporation of the purpose, reason, Conversion Number of Shares before and after adjustment, the date of the adjustment, and other necessary matters; provided that if the notification or public announcement cannot be made by the day before the date of adjustment, it shall be made promptly after the date of adjustment.

(5) Issue price of Subscription Rights

Gratis

(6) Payment on exercise of Subscription Rights

The amount of assets (cash) required for exercise of one (1) Subscription Right (hereinafter referred to as the "Exercise Price") shall be one (1) yen. The amount to be paid for the exercise of one (1) Subscription Right shall be the Exercise Price multiplied by the Conversion Number of Shares.

(7) Exercise period of Subscription Rights

The exercise period shall be a period decided by the board of directors not to exceed 120 days from the Allotment Date; provided that if the Company acquires Subscription Rights in accordance with Paragraph 9, the deadline for that acquisition shall be one day before the date of acquisition. If the final day of the exercise period falls on a banking holiday, the final day of the exercise period shall be the following banking day.

(8) Exercise conditions

1. In this paragraph, the following words or phrases shall have the meaning as defined below unless otherwise provided for.

a. "Specified Shareholder" is:

Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
	Communication Institute Inc. With sharp growth expected in the mobile advertising market against this backdrop, the Group strongly believes the time has come to accelerate its pursuit of strategic business growth. It will do so by quickly taking advantage of growth opportunities arising from changes in the business climate with a view to increasing its corporate value in the medium-to-long term. To realize growth in the medium-to-long term, the Group will focus on such measures as expanding its business model for the mobile Internet market and strengthening its marketing capabilities in the increasingly competitive cosmetic direct market operations of its Commerce Business. To do so, however, the Group has determined that it will be necessary to maintain a fixed level of investment without worrying about short-term business performance. Specifically, the Group will promote further growth in the platform it has created over the years through its efforts to establish a solid base from the customers it acquired in its different businesses. This growth will be promoted by offering new services that are even more novel and appealing. The Group's goal will be to create a platform with a media value even higher than in the past. In addition, aiming to increase the number of commerce members or stimulate activity by members, the Group is taking such steps as initiating aggressive advertising and sales promotion strategies, enhancing product portfolios by introducing new products, and renewing existing product lines. The Group plans to build its mobile advertising business into a major source of income like its other businesses. This goal will be achieved by strengthening the new platform that it is developing and offering its customers the opportunity to advertise using the various new advertising products made available by the new media emerging from its platform. By channeling customers of the platform back into the Mobile Content, Commerce, Solutions, and other businesses, the Group also intends to expand the earnings of existing businesses. Moreover, circulating the customers acquired by each business within the platform, the Group will pursue synergies and target expanding earnings opportunities. The Group recognizes that the current ongoing alignment of market conditions represents a major opportunity to invest business resources for the purpose of realizing the previously mentioned increase in corporate value of the Group from a medium-to-long term point of view. Consequently, the Group has decided that it is urgent to establish the organization needed to create the new platform business and take action without being influenced by short-term performance concerns. Taking these steps toward increasing corporate value in the medium-to-long term by creating a new platform business and establishing a structure and taking action to strengthen such existing businesses as the	I. a Purchaser, etc. for which the Total Proportion of Share Ownership of an Owner that owns or will come to own shares, etc. of the Company, or II. a Purchaser, etc. for which the Total Proportion of Share Ownership of a Public Tender Offeror that owns or will come to own shares, etc. in the Company and the shares, etc. of Special Relationship Entities exceeds 20%, with the exception of the following entities: i. the Company or its subsidiaries (as defined in Article 8, Paragraph 3 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods) or its affiliates (as defined in Article 8, Paragraph 5 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods); ii. a shareholder that has inadvertently or without intention to gain control over the Company become a Specified Shareholder and that disposes of its Securities within 10 days (provided the board of directors may extend this period) after becoming a Specified Shareholder, thereby losing such designation; and iii. an entity that becomes a Specified Shareholder not of its own volition but because of the acquisition of treasury stock or other reasons (excluding the case where the entity of its own volition begins to acquire Securities in the Company after becoming a Specified Shareholder). b. "Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan. c. "Owner" has the meaning stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan, and includes those recognized as an Owner as provided for in Paragraph 3 of the same Article. d. "Public Tender Offeror" has the meaning stipulated in Article 27-3, Paragraph 2 of the Securities and Exchange Act of Japan. e. "Owner and Public Tender Offeror" is an Owner that is an Owner and Public Tender Offeror at the same time. f. "Co-owners" has the meaning stipulated in Article 27-23, Paragraph 5 of the Securities and Exchange Act of Japan, and includes those recognized as co-owners as provide for in Paragraph 6 of the same Article. g. "Special Relationship Entities" has the meaning stipulated in Article 27-2, Paragraph 7 of the Securities and Exchange Act of Japan; provided that entities stipulated in Item 1 of the same Paragraph exclude those entities stipulated in Article 3, Paragraph 1 of the Cabinet Office Ordinance Regarding Disclosure of Public Tender Offers for Securities by Entities Other than Issuers. h. "Total Proportion of Share Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan. i. Entities Classified as Friendly" are: any of the following: I. CYBIRD or its subsidiaries (as defined in Article 8, Paragraph 3 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods) or affiliates (as defined in

Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
	Mobile Content and Commerce businesses could be disappointing for shareholders. Performance growth may slow in the short term and there is the risk that fluctuation in profits may increase. For example, if the Group makes substantial capital investments in building its platform to achieve full-fledged profitability in its advertising business, costs are expected to rise and cash flows worsen temporarily. Similarly, the Group expects that performance will be affected if it increases its advertising to improve the competitiveness of its Commerce Business. President Kazutomo Robert Hori has carefully considered the situation taking into account the above points, and decided that the best course of action to flexibly and quickly achieve the Group's business strategy would be a management buyout (MBO). Taking the Group private would allow the Group to implement its business strategies from a medium-to-long term view, to avoid exposing general shareholders to the inherent risks of those strategies, and to rapid achieve growth in corporate value. CJ Holdings and the Longreach Group including the Funds have announced their intent to form a close cooperative structure with the management of the Group. As a partner, they are committed to contributing to the implementation of the Group's business strategy from a medium-to-long term point of view and to the Group's growth and enhanced competitiveness and growth in corporate value on not only a domestic but also a global scale. CYBIRD Holdings has decided that the tender offer by CJ Holdings for the purpose of converting CYBIRD Holdings into a wholly owned subsidiary represents an optimal solution for the CYBIRD Group. The reasoning behind that decision includes being able to avoid exposing general shareholders to the inherent risks of the previously mentioned medium-to-long term strategy and to pursue its business strategy in a flexible and dynamic manner from a medium-to-long term point of view. (3) Structural reorganization, etc. plans following the tender offer (regarding a so-called two-stage acquisition) If the tender offer is successful, CJ Holdings will acquire two thirds or more of the issued and outstanding shares of the Company. However, should not all of the common shares (excluding treasury stock) be acquired, CJ Holdings plans to make the Company into a wholly owned subsidiary using the following method. Following the successful tender offer, CJ Holdings will set a date after the settlement date for the tender offer on which CJ Holdings intends to request a general meeting of shareholders and a general meeting of the common share class shareholders. CJ Holdings will also request that the following two resolutions be placed on the agenda of the general meeting of shareholders: 1) a clause be included in the	Article 8, Paragraph 5 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods); II. a shareholder that has inadvertently or without intention to gain control over the Company become a Specified Shareholder and that disposes of its Securities within 10 days (provided the board of directors may extend this period) after becoming a Specified Shareholder, thereby losing such designation; III. an entity that becomes a Specified Shareholder not of its own volition but because of the acquisition of treasury stock or other reasons (excluding the case where the entity of its own volition begins to acquire Securities in the Company after becoming a Specified Shareholder); IV. an entity that becomes a Specified Shareholder and which the board of directors deems there to be no concern that becoming a Specified Shareholder runs counter to the maximization of corporate value or the realization of the interests of shareholders (the board may determine this point; furthermore, in the event that the board of directors deems that under certain conditions there is no concern that it runs counter to the maximization of corporate value or to the realization of the interests of shareholders, the entity shall be deemed friendly only if those certain conditions are met). j. "Acquiring, etc." has the meaning defined in Article 27-2, Paragraph 1 of the Securities and Exchange Act of Japan. k. "Shares, etc." has the meaning stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act; provided that in II. above Shares, etc. shall be as stipulated in Article 27-2, Paragraph 1 of the Securities and Exchange Act. 2. The following entities may not exercise Subscription Rights. Specified Shareholder, Co-owners, and Special Relationship Entities or entities that have acquired the Subscription Rights of the above (excluding entities for which this succession has been approved by the board of directors) or entities that the board of directors has deemed being practically controlled by the above or entities that are cooperating with the above and being practically controlled or entities that the above are cooperating with. 3. In the case that under the applying laws a shareholder residing in that jurisdiction will be in violation of or in conflict with the law if he or she exercise the Subscription Rights without performing certain procedures or meeting certain conditions (temporary prohibition of exercise, including requirement of submission of specified documentation, etc.), or both of these requirements (hereinafter referred to as "Local Legal Requirements"), said shareholder will be entitled to exercise the Subscription Rights only if he or she provides evidence that those procedures and conditions have been fully performed or fulfilled; provided that the Company will not be obligated to perform or fulfill any procedures or conditions if the jurisdiction that the shareholder resides in requires the Company to do so before the shareholder may exercise the Subscription Rights. Moreover, in the case where the shareholder residing in that jurisdiction is deemed not to be able to exercise the Subscription Rights

Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
	articles of incorporation enabling the Company to acquire all of its common shares 2) in exchange for acquiring all the common shares of the Company, the Company will issue another class of shares to shareholders. In addition, CJ Holdings will request that resolution 1) will be on the agenda of the general meeting of the common share class shareholders. The Company is considering meeting this request and holding a general meeting of shareholders and a general meeting of common share class shareholders. Should the tender offer be successful, CJ Holdings expects to acquire two thirds or more of the voting rights of the Company, and plans to vote for the previously mentioned two resolutions in the general meeting of shareholders and the general meeting of common share class shareholders. If the above mentioned steps are taken, by right of the clause enabling the Company to acquire all of its common shares, the Company will be able to buy up all of its common shares. Shareholders will sell their common shares in exchange for the issue of another class of shares. In the case of holders of fractional shares less than one share eligible for exchange, in accordance with laws and ordinances, the amount received shall be cash determined based on shareholders selling the total number of fractional shares for cash. The Company plans to set the selling price of the total number of fractional shares based on the tender offer bid price, but since the timing of the calculation will differ, the selling price of the fractional shares may differ from the tender offer bid price. The number of shares to be exchanged in payment for the common shares that fall under the clause enabling the acquisition of all shares has not been determined as of the date of submission of the official notification. However, in order for the Company to become the wholly owned subsidiary of CJ Holdings, the Company plans to set the number of the new class of shares to be issued to shareholders other than CJ Holdings who did not tender their common shares in the tender offer to be a fractional amount less than one (1) share per shareholder. During the procedures regarding the two resolutions given above, the Company will take the following steps to protect the interest of minority shareholders in accordance with the Corporation Law of Japan: (i) when the articles of incorporation are revised to add the clause enabling the acquisition of all common shares as stated in resolution 1) above, in accordance with the provisions of articles 116 and 117 of the Corporation Law and other related laws and ordinances, shareholders may demand that the Company purchase their common shares and (ii) if the general meeting of shareholders passes the resolution in 2) above regarding the acquisition of all the common shares, in accordance with the provisions of Article 172 of the Corporation Law and other related laws and ordinances, the shareholders may petition a decision regarding the setting of a	under the laws of that country, that shareholder shall not be entitled to exercise the Subscription Rights. 4. Notwithstanding the previous 3., persons residing in the United States of America must: I Personally declare and certify that they are an accredited investor as defined in Rule 501(a) of the 1933 Securities Law, and II will only be permitted to exercise the Subscription Rights if they pledge to only to sell the common shares of the Company acquired as the result of the exercise of the Subscription Rights in regular trading on the exchange of Jasdaq Securities Exchange, Inc.; provided that there are no arrangements or solicitations made for the sale beforehand). CYBIRD will, if required, perform procedures or fulfill conditions under Regulation D of the 1933 Securities Law or the laws of the states of the United States of America if it is deemed necessary in order for the shareholder residing in the United States to exercise the Subscription Rights. In the case that the board of directors determines that changes in the laws or regulations of the United States have resulted in shareholders residing in the United States not being able to exercise their Subscription Rights even if the conditions of I and II above are met, the shareholders residing the United States will not be able to exercise their Subscription Rights. 5. If a shareholder possessing the Subscription Rights is not able to exercise those Subscription Rights in accordance with the provisions of items 2. to 4. above, CYBIRD shall not be liable for compensation or have any other responsibility to said shareholder. 6. Shareholders may not partially exercise a Subscription Right. (9) Acquisition of Subscription Rights by the Company (i) Up until the day before the commencing date of the exercise period for the Subscription Rights, the Company may acquire all of the Subscription Rights without cost on a day set by the board of the directors if the board of directors decides that such action is appropriate. (ii) Based on a decision by the board of directors in accordance with the provisions of Article 274, Paragraphs 1 & 2 of the Corporate Law of Japan, during the exercise period for the Subscription Rights stated in Paragraph 7, the Company may at any time acquire the Subscription Rights of shareholders able to exercise Subscription Rights in accordance with Paragraph 8 by exchanging the Conversion Number of Shares for each Subscription Right on a date determined by the board of directors. (10) Exercise of voting rights at Company general shareholders meeting by shareholders who have acquired shares through exercise of Subscription Rights or purchase of Subscription Rights by Company Shareholders who have acquired shares with voting rights through exercise of Subscription Rights or purchase of Subscription Rights by Company after the record date for voting at a general shareholders meeting is set by the

Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
	cash price for the acquisition of the shares. In both these cases, since the purchase price and the acquisition price per share will be subject to the court's decision, they may differ from the tender offer bid price. Shareholders should be aware that each shareholder will be responsible for undertaking the necessary procedures and make their own decision after seeking legal and other advice. Different methods from the two resolutions mentioned above that have an equivalent result may be used depending on the interpretation of the related laws by the government authorities and on the size of the holdings of CJ Holdings and of shareholders other than CJ Holdings following the tender offer. However, even in such a case, in the end, the Company plans to cash out shareholders with the exception of CJ Holdings. The Company plans to use the tender offer bid price as the standard in calculating the cash amount exchanged for the common shares in that situation. But again, because the timing of the calculation will differ, the cash amount may differ from the tender offer bid price. (4) Expectation of delisting of shares and reason for agreeing to a tender offer that aims to delist shares Since CJ Holdings has not set an upper limit on the number of shares to be acquired in the tender offer, the result of the tender offer may cause the stock to fall within JASDAQ's criteria for delisting and trigger the application of the delisting rule. Even if the result does not place the stock within the delisting criteria, plans call for making the Company a wholly owned subsidiary as outlined in "3. Structural reorganization, etc. plans following the tender offer," which would result in the delisting of the Company's stock. Following delisting of the stock, no one will be able to trade CYBIRD Holdings shares on the JASDAQ exchange. (5) Outline of public offering for the Company's shares made by CJ Holdings 1) Type of shares, etc. to be acquired Common shares and subscription rights 2) Offering period I. First period following submission of offer From November 1 (Thursday), 2007 to December 13 (Thursday), 2007 (Total of 30 business days) II. Public announcement date November 1, 2007 (Thursday) III. Possibility of extension of offer period by those targeted Not applicable 3) Offering price I. Shares ¥60,000 per share II. Subscription rights a. 1st subscription rights b. 2nd subscription rights c. 3rd subscription rights d. 4th subscription rights e. JIMOS subscription rights 1. f. JIMOS subscription rights 2.	Company may still exercise their voting rights at the general shareholders meeting. (11) Conditions for transfer of Subscription Rights Acquiring Subscription Rights through the transfer of those rights requires the approval of the board of directors. In the case that the shareholder transferring the Subscription Rights is a shareholder residing outside Japan who for the reasons stipulated in 3. to 4. of Paragraph 8 cannot exercise his or her Subscription Rights, the board of directors will decide whether to allow or disallow the transfer base on consideration of the following matters. 1. The person acquiring the Subscription Rights or a portion of the Subscription Rights of the said shareholder residing outside Japan has submitted a certification document (Declaring and certifying items 2. to 4. below, and including compensation clauses and breach of contract penalties) signed or affixed with their seal. 2. The entities selling and acquiring the Subscription Rights are not equivalent to entities stipulated in Paragraph 8 2. 3. The entity acquiring the Subscription Rights does not reside in the said jurisdiction and is not acquiring the Subscription Rights on behalf of the seller. 4. The entity acquiring the Subscription Rights is not doing so on behalf of either of the entities provided for in 2. 3. above. (12) The delivery and its conditions of Subscription Rights in the case of a merger, corporate split, share exchange or share conversion These matters are to be decided by the board of directors in accordance with their decision regarding the free distribution of Subscription Rights. No issuance of Subscription Rights certificates The Company shall not issue Subscription Right certificates. (13) Increase in capital stock and capital surplus when shares issued on exercise of Subscription Rights If common shares of the Company are issued on exercise of Subscription Rights, the increase in capital stock shall be the full amount of the exercise price and there shall be no increase in capital surplus. (14) Method of exercise request and payment of Subscription Rights When holders of Subscription Rights wish to exercise those rights, they shall do so by filling in the necessary items in the prescribed exercise request form (including the details and number of Subscription Rights to be exercised, the necessary matters regarding the date of exercise of the Subscription Rights, etc., and all declarations, guarantees, compensation clauses, and other pledges regarding the fulfillment of the conditions for exercise of the Subscription Rights by the shareholder in a format specified by the Company) and affixing their personal seal as well as providing other documentation required for the exercise of the Subscription Rights as necessary including documentation required by the Corporation Law, the Securities Exchange Act, and other related regulations (including the regulations of the Japan Securities Dealer

Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
	g. JIMOS subscription rights 3. h. JIMOS subscription rights 4. i. JIMOS subscription rights 5. Price for all subscription rights is ¥1 per right 4) Basis for calculation of offering price I. Shares To determine the bid price, CJ Holdings requested its financial advisor for the tender offering and independent price assessor, Nikko Citigroup Limited, to decide a method of calculating the value of the stock of the target company. CJ Holdings has received a tender offer bid price calculation report from Nikko Citigroup. Based on the price calculation price report, CJ Holdings has compared different evaluation methods. In determining the bid price, in addition to the market price method, CJ Holdings has taken into consideration corporate value of the target company and the a share price evaluation based on the discounted cash flow method that takes into account the future earning power of the Company and appropriately reflects its business strategies. In addition, because of the relatively low turnover of shares of the target company compared with companies in the same industry, it is possible that the share price may not necessarily reflect the true value of the stock. Therefore, the comparative method, in which assessments of the multiples of stock values of similar listed companies are considered, was also used in assessing the share value. After separate discussions and negotiations with the independent committee of the target company and the representative director, president, and major shareholder of the target company Mr. Hori, and in consideration of whether the target company would agree to the tender offer and the outlook for the tender offer, it was decided that in making an offer to existing shareholders of the target company it would be appropriate to add an adequate premium to the value of the shares. As a result, on October 31, 2007, CJ Holdings set a tender offer bid price of ¥60,000 per share. The tender offer bid price represents a premium of 22.38% over the average closing price of the shares of the target company on the JASDAQ exchange before October 31, 2007 over the previous one month of ¥49,026 (rounded up), a premium of 40.83% over the closing price of the shares of the target company over the previous three months of ¥42,606 (rounded up), and a premium of 31.68% over the closing price of the shares of the target company over the previous six months of ¥45,564 (rounded up). II. Subscription rights All of the exercise prices of the subscription rights for one common share exceed the tender offer bid price for one common share. Nevertheless, the subscription rights	Association and the relevant securities exchange) and other documentation that might be required at the time (hereinafter referred to as the "Attached Documentation"). Said materials shall be submitted to the settlement agent during the period stipulated in Paragraph 8. above and payment made to the settlement agent in an amount equivalent to the total Exercise Price for the shares for which the Subscription Rights are being exercised. (15) Method of exercise of Subscription Rights and exercise request location When holders of Subscription Rights wish to exercise those rights, they shall do so by filling in the necessary items in the prescribed exercise request form (including the details and number of Subscription Rights to be exercised, the necessary matters regarding the date of exercise of the Subscription Rights, etc., and all declarations, guarantees, compensation clauses, and other pledges regarding the fulfillment of the conditions for exercise of the Subscription Rights by the shareholder in a format specified by the Company) and affixing their personal seal as well as providing other documentation required for the exercise of the Subscription Rights as necessary including documentation required by the Corporation Law, the Securities Exchange Act, and other related regulations (including the regulations of the Japan Securities Dealer Association and the relevant securities exchange) and other documentation that might be required at the time (hereinafter referred to as the "Attached Documentation"). Said materials shall be submitted to the settlement agent during the period stipulated in Paragraph 7. above and payment made to the settlement agent in an amount equivalent to the total Exercise Price for the shares for which the Subscription Rights are being exercised. (16) Timing of the validity of exercise of Subscription Rights The exercise of Subscription Rights shall become valid at the point in time when the exercise request form and Attached Documentation of Paragraph 15 have arrived at the settlement agent's location and the full Exercise Price payment has been made to the settlement agent's designated account. (17) Revisions of laws, etc. Should revisions be required in the clauses and items of the Rights Plan due to the enactment of new laws or revisions or abolishment of laws following the free distribution of the Subscription Rights, the meaning of the clauses and items may be practically interpreted in the light of the purpose and content of the new laws, revisions or abolishment.

Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)	FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)
	have been granted to directors, corporate auditors, and employees of the target company or its subsidiaries as stock options and require that 1) at the time of execution, the option holders be directors, corporate auditors, and employees of the target company or its subsidiaries (excepting cases where people have quit after ending their term of office or having reached retirement age) and 2) based on the share subscription right allotment agreement between the Company and the stock option holder, the stock options cannot be transferred, used as collateral, pawned or disposed of in any other way. Since CJ Holdings will not be able to exercise the share subscription rights if purchased, the purchase price for the share subscription rights eligible for the tender offer has been set at one (1) yen per share subscription right. 5) Planned number of shares to be purchased 203,282 common shares Notes: 1. Should the total number of shares tendered be less that the planned number of shares to be purchased; none of the tendered shares will be purchased. 2. Should the total number of shares tendered be greater that the planned number of shares to be purchased, all of the tendered shares will be purchased. 6) Changes in ownership ratios due to the purchase I. Number of voting rights held by CJ Holdings before the purchase 1 right (Ownership ratio before purchase: 0.00%) II. Number of voting rights held by CJ Holdings after the purchase 203,282 rights (Ownership ratio after purchase: 66.67%) Note: The number of voting rights held by CJ Holdings after the purchase is based on CJ Holdings acquiring the planned number of 203,282 shares to be purchased in the tender offer. 7) Purchase price ¥12,196,920,000 Note: The purchase price is an estimate based on the planned number of shares to be purchased (203,282 shares) being acquired at the bid price (¥60,000). 8) Transfer agent for the tender offer Nikko Citigroup Limited The transfer agent for the tender offer bid has commissioned the following deputy transfer agent to carry out some of the duties of the transfer agent. Nikko Cordial Securities Inc.	

5. Non-consolidated Financial Statements (Interim)

(1) Non-consolidated Balance Sheet (Interim)

(Unit: Thousands of yen, Round down)

	September 30, 2006			September 30, 2007			March 31, 2007		
	Thousands of yen		%	Thousands of yen		%	Thousands of yen		%
Assets									
I Current assets									
1 Cash and cash equivalents		685,315			1,085,486			1,656,633	
2 Accounts receivable		3,077,714			-			-	
3 Inventories		4,609			276			-	
4 Short-term loan to affiliates		2,414,747			129,000			2,526,736	
5 Others		379,258			603,765			721,416	
Allowance for doubtful accounts		(25,185)			-			-	
Total current assets		6,536,460	42.8		1,818,528	10.3		4,904,786	28.0
II Property and equipment									
1 Tangible fixed assets		233,483	1.5		213,532	1.2		260,847	1.5
2 Intangible fixed assets:									
(1) Software	395,833			171,875			35,666		
(2) Software in progress	83,522			4,751			-		
(3) Others	1,167	480,523	3.2	1,167	177,794	1.0	1,167	36,833	0.2
3 Investment and other assets:									
(1) Investment securities	7,077,288			35,250			149,558		
(2) Investment in subsidiaries and affiliates	-			11,506,250			11,200,900		
(3) Other securities in subsidiaries and affiliates	-			100,000			100,000		
(4) Long-term loan to affiliates	-			2,921,716			304,500		
(5) Deposit with landlord	419,337			545,224			506,550		
(6) Others	526,491	8,023,117	52.5	344,232	15,452,674	87.5	58,975	12,320,484	70.3
Total property and equipment		8,737,124	57.2		15,844,001	89.7		12,618,165	72.0
Total Assets		15,273,584	100.0		17,662,529	100.0		17,522,952	100.0

(Unit: Thousands of yen, Round down)

	September 30, 2006			September 30, 2007			March 31, 2007		
	Thousands of yen		%	Thousands of yen		%	Thousands of yen		%
Liabilities									
I Current liabilities									
1 Accounts payable		1,313,060			—			-	
2 Short-term debt		2,449,747			2,290,216			2,652,736	
3 Accrued expenses		293,497			108,269			158,651	
4 Accrued income taxes		18,388			5,785			6,580	
5 Bonus payment reserve		81,210			27,215			33,068	
6 Others		55,376			53,502			79,073	
Total current liabilities		4,211,280	27.6		2,484,988	14.1		2,930,111	16.7
Total liabilities		4,211,280	27.6		2,484,988	14.1		2,930,111	16.7
Net Assets									
I Shareholders' equity									
1 Common stock		5,503,317	36.0		5,503,317	31.1		5,503,317	31.4
2 Additional paid-in capital									
(1) Capital reserve	3,135,995			1,375,829			12,045,032		
(2) Others	2,424,016			7,643,755			2,424,016		
Total additional paid-in capital		5,560,012	36.4		9,019,584	51.1		14,469,049	82.6
3 Retained earnings									
(1) Others									
Retained earnings carried forward	(4,581)			620,779			(5,401,097)		
Total retained earnings		(4,581)	(0.0)		620,779	3.5		(5,401,097)	(30.8)
Total shareholders' equity		11,058,748	72.4		15,143,681	85.7		14,571,269	83.2
II Subscription right		3,555	0.0		33,859	0.2		21,571	0.1
Total net assets		11,062,304	72.4		15,177,541	85.9		14,592,841	83.3
Total		15,273,584	100.0		17,662,529	100.0		17,522,952	100.0

(2) Non-Consolidated Income Statements (Interim)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)			Interim period ended September 30, 2007 (From April 1, 2007 To September 30, 2007)			FY ended March 31, 2007 (From April 1, 2006 To March 31, 2007)		
	Thousands of yen		%	Thousands of yen		%	Thousands of yen		%
I Net Sales		6,567,211	100.0		1,806,057	100.0		7,885,939	100.0
II Cost of sales		4,072,787	62.0		-	-		4,072,787	51.6
Gross Profit		2,494,424	38.0		1,806,057	100.0		3,813,151	48.4
III Project cost and selling, general and administrative expenses		2,040,943	31.1		1,142,679	63.3		3,283,609	41.7
Operating Income		453,480	6.9		663,378	36.7		529,542	6.7
IV Non-operating income		94,942	1.5		93,051	5.2		182,170	2.3
V Non-operating expenses		346,262	5.3		73,578	4.1		440,631	5.6
Total ordinary income		202,160	3.1		682,851	37.8		271,080	3.4
VI Extraordinary loss		1,998,112	30.4		52,086	2.9		7,295,554	92.5
Income (Loss) Before Income Taxes		(1,795,951)	(27.3)		630,765	34.9		(7,024,473)	(89.1)
Income Taxes	4,336			9,985			22,411		
Prior Year income taxes	46,875			-			46,875		
Prior Year Adjustments of income taxes	99,796	151,008	2.3	-	9,985	0.5	249,716	319,003	4.0
Net income (loss)		(1,946,960)	(29.6)		620,779	34.4		(7,343,476)	(93.1)

(3) Non-Consolidated Statement of Changes in Shareholders' Equity

Interim period for FY ended March 31, 2007 (From April 1, 2006 to September 30, 2006)

	Shareholders' equity						
	Common stock	Additional paid-in capital			Retained earnings		Total
		Capital reserve	Others	Total	Others Retained earnings carry forward	Total	
Balance at March 31, 2006 (thousands of yen)	5,451,700	3,084,379	2,424,016	5,508,395	1,980,917	1,980,917	12,941,012
Changes							
Share issue	51,616	51,616	-	51,616	-	-	103,233
Cash dividend	-	-	-	-	(38,538)	(38,538)	(38,538)
Net income	-	-	-	-	(1,946,960)	(1,946,960)	(1,946,960)
Net increase (decrease) except for items under shareholders' equity							
Total (thousands of yen)	51,616	51,616	-	51,616	(1,985,498)	(1,985,498)	(1,882,265)
Balance at September 30, 2006 (thousands of yen)	5,503,317	3,135,995	2,424,016	5,560,012	(4,581)	(4,581)	11,058,748

	Valuation / Translation Adjustment		Subscription right	Total
	Unrealized gain in available-for-sale securities	Total		
Balance at March 31, 2006 (thousands of yen)	240,138	240,138	-	13,181,152
Changes				
Share issue	-	-	-	103,233
Cash dividend	-	-	-	(38,538)
Net income	-	-	-	(1,946,960)
Net increase (decrease) except for items under shareholders' equity	(240,138)	(240,138)	3,555	(236,583)
Total (thousands of yen)	(240,138)	(240,138)	3,555	(2,118,848)
Balance at September 30, 2006 (thousands of yen)	-	-	3,555	11,062,304

(Note) Appropriation of earnings related to Regular General Meeting of Shareholders held in June 2006

Interim period for FY ending March 31, 2008 (From April 1, 2007 to September 30, 2007)

	Shareholders' equity						
		Additional paid-in capital			Retained earnings		
	Common stock	Capital reserve	Others	Total	Others Retained earnings carry forward	Total	Total
Balance at March 31, 2007 (thousands of yen)	5,503,317	12,045,032	2,424,016	14,469,049	(5,401,097)	(5,401,097)	14,571,269
Changes							
Cash dividend	-	-	(48,367)	(48,367)	-	-	(48,367)
Reversal of capital reserve	-	(10,669,203)	10,669,203	-	-	-	-
Reversal of other capital reserve	-	-	(5,401,097)	(5,401,097)	5,401,097	5,401,097	-
Net income	-	-	-	-	620,779	620,779	620,779
Net increase (decrease) except for items under shareholders' equity							
Total (thousands of yen)	-	(10,669,203)	5,219,739	(5,449,464)	6,021,876	6,021,876	572,412
Balance at September 30, 2007 (thousands of yen)	5,503,317	1,375,829	7,643,755	9,019,584	620,779	620,779	15,143,681

	Subscription right	Total
Balance at March 31, 2007 (thousands of yen)	21,571	14,592,841
Changes		
Cash dividend	-	(48,367)
Reversal of capital reserve	-	-
Reversal of other capital reserve	-	-
Net income	-	620,779
Net increase (decrease) except for items under shareholders' equity	12,288	12,288
Total (thousands of yen)	12,288	584,700
Balance at September 30, 2007 (thousands of yen)	33,859	15,177,541

FY ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Shareholders' equity						
	Common stock	Additional paid-in capital			Retained earnings		Total
		Capital reserve	Others	Total	Others Retained earnings carry forward	Total	
Balance at March 31, 2006 (thousands of yen)	5,451,700	3,084,379	2,424,016	5,508,395	1,980,917	1,980,917	12,941,014
Changes							
Share issue	51,616	51,616	-	51,616	-	-	103,233
Cash dividend	-	8,909,037	-	8,909,037	-	-	8,909,037
Share exchange	-	-	-	-	(38,538)	(38,538)	(38,538)
Net loss	-	-	-	-	(7,343,476)	(7,343,476)	(7,343,476)
Net increase (decrease) except for items under shareholders' equity							
Total (thousands of yen)	51,616	8,960,653	-	8,960,653	(7,382,014)	(7,382,014)	1,630,255
Balance at March 31, 2007 (thousands of yen)	5,503,317	12,045,032	2,424,016	14,469,049	(5,401,097)	(5,401,097)	14,571,269

	Valuation / Translation Adjustment		Subscription right	Total
	Unrealized gain in available-for-sale securities	Total		
Balance at March 31, 2006 (thousands of yen)	240,138	240,138	-	13,181,152
Changes				
Share issue	-	-	-	103,233
Cash dividend	-	-	-	8,909,037
Share exchange	-	-	-	(38,538)
Net loss	-	-	-	(7,343,476)
Net increase (decrease) except for items under shareholders' equity	(240,138)	(240,138)	21,571	(218,566)
Total (thousands of yen)	(240,138)	(240,138)	21,571	1,411,688
Balance at March 31, 2007 (thousands of yen)	-	-	21,571	14,592,841

(Note) Appropriation of earnings related to Regular General Meeting of Shareholders held in June 2006

6. Consolidated Financial Statements (Quarter)

(1) Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	September 30, 2006			September 30, 2007			Changes	
	Thousands of yen		%	Thousands of yen		%	Thousands of yen	%
Assets								
I Current assets								
1 Cash and cash equivalents		2,060,808			4,199,821			
2 Accounts receivable		3,949,713			4,652,932			
3 Securities		-			1,627,279			
4 Inventories		11,092			935,683			
5 Others		768,157			741,630			
Allowance for doubtful accounts		(25,185)			(29,635)			
Total current assets		6,764,586	40.8		12,127,711	53.8	5,363,125	79.3
II Property and equipment								
1 Tangible fixed assets		307,177	1.9		440,847	1.9	133,669	43.5
2 Intangible fixed assets:								
(1) Software	599,658			1,026,401				
(2) Goodwill	5,917,427			6,199,196				
(3) Others	213,891	6,730,977	40.6	104,072	7,329,670	32.5	598,692	8.9
3 Investment and other assets:								
(1) Investment securities	1,547,163			1,210,619				
(2) Deposit with landlord	454,274			679,311				
(3) Others	766,702			780,947				
Allowance for doubtful accounts	-	2,768,140	16.7	(14,057)	2,656,820	11.8	(111,319)	(4.0)
Total property and equipment		9,806,295	59.2		10,427,337	46.2	621,042	6.3
Total Assets		16,570,881	100.0		22,555,049	100.0	5,984,167	36.1

(Unit: Thousands of yen, Round down)

	September 30, 2006			September 30, 2007			Changes	
	Thousands of yen		%	Thousands of yen		%	Thousands of yen	%
Liabilities								
I Current liabilities								
1 Accounts payable		1,666,526			1,863,917			
2 Short-term debt		2,654,855			2,619,707			
3 Current portion of Corporate bonds payable		-			390,952			
4 Accrued expenses		417,792			804,581			
5 Accrued income taxes		34,404			212,240			
6 Bonus payment reserve		94,924			207,409			
7 Allowance for sales promotion		-			58,865			
8 Others		188,402			441,157			
Total current liabilities		5,056,906	30.5		6,598,833	29.2	1,541,926	30.5
II Long-term liabilities								
1 Corporate bond		370,500			550,332			
2 Long-term debt		104,733			54,621			
3 Reserve for employee's retirement benefit		18,948			19,188			
Total fixed debt		494,182	3.0		624,141	2.8	129,959	26.3
Total liabilities		5,551,088	33.5		7,222,975	32.0	1,671,886	30.1
Net Assets								
I Shareholders' equity								
1 Common stock		5,503,317	33.2		5,503,317	24.4	-	-
2 Additional paid-in capital		5,560,012	33.6		9,019,584	40.0	3,459,572	62.2
3 Retained earnings		(771,358)	(4.7)		(555,736)	(2.5)	215,621	-
Total shareholders' equity		10,291,971	62.1		13,967,165	61.9	3,675,193	35.7
II Valuation and translation adjustments								
1 Unrealized gain in available-for-sale securities		10,316	0.0		2,411	0.0	(7,904)	(76.6)
2 Foreign currency translation adjustments		(56,132)	(0.3)		413,550	1.9	469,683	-
Total valuation and translation adjustments		(45,816)	(0.3)		415,962	1.9	461,778	-
III Subscription right		3,555	0.0		65,894	0.3	62,338	-
IV Minority interests		770,082	4.7		883,052	3.9	112,969	14.7
Total net assets		11,019,793	66.5		15,332,073	68.0	4,312,280	39.1
Total		16,570,881	100.0		22,555,049	100.0	5,984,167	36.1

(2) Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter FY ended March 31, 2007 (From July 1, 2006 To September 30, 2006)		2nd Quarter FY ending March 31, 2008 (From July 1, 2007 To September 30, 2007)		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Net sales	4,418,822	100.0	7,608,197	100.0	3,189,375	72.2
Cost of sales	2,517,862	57.0	4,325,052	56.8	1,807,190	71.8
Gross profit	1,900,959	43.0	3,283,144	43.2	1,382,184	72.7
Selling, general and administrative expenses	1,593,309	36.0	3,063,008	40.3	1,469,699	92.2
Operating Income	307,650	7.0	220,135	2.9	(87,514)	(28.5)
Non-operating income	512	0.0	33,219	0.4	32,706	-
Non-operating expenses	1,945,700	44.1	94,320	1.2	(1,851,380)	-
Ordinary Profit (Loss)	(1,637,537)	(37.1)	159,034	2.1	1,796,572	-
Extraordinary profit	738	0.0	20,179	0.2	19,441	-
Extraordinary loss	58,927	1.3	39,473	0.5	(19,454)	(33.0)
Income (loss) before income taxes and minority interests	(1,695,727)	(38.4)	139,740	1.8	1,835,467	-
Income taxes	13,617	0.3	22,204	0.3	8,587	63.1
Prior year adjustments of income taxes	40,844	0.9	-	-	(40,844)	(100.0)
Income taxes of prior year	98,650	2.2	(84,544)	(1.1)	(183,195)	-
Profit (loss) on minority interests	64,499	1.5	16,943	0.2	(47,556)	(73.7)
Net income (loss)	(1,913,338)	(43.3)	185,136	2.4	2,098,475	-

(3) Consolidated Statement of Changes in Shareholders' Equity (Quarter)

2nd Quarter of FY ended March 31, 2007 (From July 1, 2006 to September 30, 2006) (Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at June 30, 2006	5,503,317	5,560,012	1,141,980	12,205,310
Changes				
Net loss	-	-	(1,913,338)	(1,913,338)
Net increase (decrease) except for items under shareholders' equity				
Total	-	-	(1,913,338)	(1,913,338)
Balance at September 30, 2006	5,503,317	5,560,012	(771,358)	10,291,971

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at June 30, 2006	6,199	(10,727)	(4,528)	6,601	682,114	12,889,498
Changes						
Net loss	-	-	-	-	-	(1,913,338)
Net increase (decrease) except for items under shareholders' equity	4,117	(45,405)	(41,288)	(3,045)	87,968	43,633
Total	4,117	(45,405)	(41,288)	(3,045)	87,968	(1,869,705)
Balance at September 30, 2006	10,316	(56,132)	(45,816)	3,555	770,082	11,019,793

2nd Quarter of FY ending March 31, 2008 (From July 1, 2007 to September 30, 2007) (Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at June 30, 2007	5,503,317	9,067,951	(789,240)	13,782,028
Changes				
Transfer from additional paid-in capital to retained earnings	-	(48,367)	48,367	-
Net income	-	-	185,136	185,136
Net increase (decrease) except for items under shareholders' equity				
Total	-	(48,367)	233,503	185,136
Balance at September 30, 2007	5,503,317	9,019,584	(555,736)	13,967,165

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at June 30, 2007	46,620	43,011	89,632	59,575	865,710	14,796,946
Changes						
Transfer from additional paid-in capital to retained earnings	-	-	-	-	-	-
Net income	-	-	-	-	-	185,136
Net increase (decrease) except for items under shareholders' equity	(44,209)	370,538	326,329	6,318	17,341	349,990
Total	(44,209)	370,538	326,329	6,318	17,341	535,127
Balance at September 30, 2007	2,411	413,550	415,962	65,894	883,052	15,332,073

(4) Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter FY ended March 31, 2007 (From July 1, 2006 To September 30, 2006)	2nd Quarter FY ending March 31, 2008 (From July 1, 2007 To September 30, 2007)
	thousands of yen	thousands of yen
I Operating activities:		
1 Income (loss) before income taxes and minority interest	(1,695,727)	139,740
2 Depreciation and amortization	83,335	164,645
3 Goodwill amortization	94,068	85,702
4 Increase in allowance for sales promotion	-	2,845
5 Decrease in allowance for doubtful accounts	(4,720)	(23,299)
6 Increase (decrease) in bonus payment reserve	59,699	97,645
7 Increase (decrease) in reserve for employee's retirement benefits	(2,372)	666
8 Interests and dividend earned	(166)	(4,714)
9 Interest expenses	49,785	45,012
10 Equity in net losses of an affiliate	1,874,525	-
11 Gain on sales of investment securities	-	(21,734)
12 Appraisal loss on investment securities	-	31,577
13 Loss on disposal of properties	-	2,151
14 Impairment of software	47,864	1,003
15 Gain (loss) on change of equity	(738)	-
16 (Increase) decrease in accounts receivable	(130,102)	380,565
17 Decrease in inventories	27,704	141,831
18 Increase (decrease) in accounts payable	106,619	(240,915)
19 Decrease in accrued expenses	(105,620)	(314,049)
20 Others	160,597	(95,605)
Total	564,753	393,068
21 Interests and dividends received	166	5,374
22 Dividend income from affiliate	17,333	-
23 Interest paid	(50,279)	(42,666)
24 Income tax paid	(40,327)	131,906
Cash flow from operating activities	491,645	487,683
II Investing activities:		
1 Increase (decrease) in fixed deposit	(251)	-
2 Expenditures for property and equipment	(22,498)	(18,634)
3 Expenditure for intangible fixed assets	(91,439)	(209,971)
4 Proceeds from intangible fixed assets	7,000	-
5 Expenditure for sales of securities	-	(280,422)
6 Expenditure for sales of investment securities	-	(280,080)
7 Proceeds from sales of investment securities	-	372,069
8 Expenditure for purchase of stocks of subsidiaries	(2,310,438)	-
9 Expenditures for deposits with landlord	-	(69,060)
10 Proceeds from deposits with landlord	300	270
11 Others	(13,864)	11,543
Cash flow from investing activities	(2,431,191)	(474,285)
III Financing activities:		
1 Proceeds from short-term debt	2,430,438	20,630
2 Repayment of short-term debt	(270,000)	-

3 Expenditure for long-term debt	30,000	-
4 Repayment of long-term debt	(27,597)	(33,320)
5 Proceeds from issuance of new bonds	-	60,373
6 Expenditure for bond redemption	(25,000)	-
7 Proceeds from subscription for stock by minority shareholders	25,000	-
8 Dividends payment	3,820	(20,167)
Cash flow from financing activities	2,166,661	27,516
IV Foreign currency translation adjustment of cash and cash equivalents	(3,161)	14,084
V Increase in cash and cash equivalents	223,954	54,999
VI Cash and cash equivalents at the beginning of period	1,587,797	5,013,652
VII Cash and cash equivalents at the end of period	1,811,752	5,068,652

7. Non-consolidated Financial Statements (Quarter)

(1) Non-consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	September 30, 2006			September 30, 2007			Changes		
	Thousands of yen		%	Thousands of yen		%	Thousands of yen		%
Assets									
I Current assets									
1 Cash and cash equivalents		685,315			1,085,486				
2 Accounts receivable		3,077,714			-				
3 Inventories		4,609			276				
4 Short-term loan to affiliates		2,414,747			129,000				
5 Others		379,258			603,765				
Allowance for doubtful accounts		(25,185)			-				
Total current assets		6,536,460	42.8		1,818,528	10.3		(4,717,931)	(72.2)
II Property and equipment									
1 Tangible fixed assets		233,483	1.5		213,532	1.2		(19,951)	(8.5)
2 Intangible fixed assets:									
(1) Software	395,833			171,875					
(2) Software in progress	83,522			4,751					
(3) Others	1,167	480,523	3.2	1,167	177,794	1.0		(302,729)	(63.0)
3 Investment and other assets:									
(1) Investment securities	7,077,288			35,250					
(2) Investment in subsidiaries and affiliates	-			11,506,250					
(3) Other securities in subsidiaries and affiliates	-			100,000					
(4) Long-term loan to affiliates	-			2,921,716					
(5) Deposit with landlord	419,337			545,224					
(6) Others	526,491	8,023,117	52.5	344,232	15,452,674	87.5		7,429,557	92.6
Total property and equipment		8,737,124	57.2		15,844,001	89.7		7,106,876	81.3
Total Assets		15,273,584	100.0		17,662,529	100.0		2,388,945	15.6

(Unit: Thousands of yen, Round down)

	September 30, 2006			September 30, 2007			Changes		
	Thousands of yen		%	Thousands of yen		%	Thousands of yen		%
Liabilities									
I Current liabilities									
1 Accounts payable		1,313,060			-				
2 Short-term debt		2,449,747			2,290,216				
3 Accrued expenses		293,497			108,269				
4 Accrued income taxes		18,388			5,785				
5 Bonus payment reserve		81,210			27,215				
6 Others		55,376			53,502				
Total current liabilities		4,211,280	27.6		2,484,988	14.1		(1,726,292)	(41.0)
Total liabilities		4,211,280	27.6		2,484,988	14.1		(1,726,292)	(41.0)
Net Assets									
I Shareholders' equity									
1 Common stock		5,503,317	36.0		5,503,317	31.1		-	-
2 Additional paid-in capital									
(1) Capital reserve	3,135,995			1,375,829					
(2) Others	2,424,016			7,643,755					
Total additional paid-in capital		5,560,012	36.4		9,019,584	51.1		3,459,572	62.2
3 Retained earnings									
(1) Others									
Retained earnings carried forward	(4,581)			620,779					
Total retained earnings		(4,581)	(0.0)		620,779	3.5		625,360	-
Total shareholders' equity		11,058,748	72.4		15,143,681	85.7		4,084,932	36.9
II Subscription right		3,555	0.0		33,859	0.2		30,304	852.4
Total net assets		11,062,304	72.4		15,177,541	85.9		4,115,237	37.2
Total		15,273,584	100.0		17,662,529	100.0		2,388,945	15.6

(2) Non-Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter FY ended March 31, 2007 (From July 1, 2006 To September 30, 2006)		2nd Quarter FY ending March 31, 2008 (From July 1, 2007 To September 30, 2007)		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Net sales	3,321,914	100.0	797,170	100.0	(2,524,744)	(76.0)
Cost of sales	2,080,915	62.6	-	-	(2,080,915)	(100.0)
Gross profit	1,240,999	37.4	797,170	100.0	(443,828)	(35.8)
Selling, general and administrative expenses	966,598	29.1	552,655	69.3	(413,942)	(42.8)
Operating Income	274,401	8.3	244,514	30.7	(29,886)	(10.9)
Non-operating income	59,943	1.8	50,084	6.3	(9,859)	(16.4)
Non-operating expenses	36,534	1.1	36,985	4.7	451	1.2
Ordinary Profit	297,810	9.0	257,614	32.3	(40,196)	(13.5)
Extraordinary loss	1,998,112	60.2	1,777	0.2	(1,996,335)	(99.9)
Income (loss) before income taxes and minority interests	(1,700,301)	(51.2)	255,836	32.1	1,956,138	-
Income taxes	1,252	0.0	4,987	0.6	3,735	298.2
Income taxes of prior year	46,875	1.4	-	-	(46,875)	(100.0)
Prior year adjustments of income taxes	99,796	3.0	-	-	(99,796)	(100.0)
Net income (loss)	(1,848,226)	(55.6)	250,848	31.5	2,099,074	-

8. Others

(1) Stock Information (As of September 30, 2007)

Number of Authorized Shares

824,988 shares

Number of Shares Issued and Outstanding

289,623 shares

Number of Shareholders

19,193

Principal Shareholders

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	% of Voting Right	shares	% of Shares
Fujio Komura	32,303	11.15	-	-
Kazutomo Robert Hori	26,854	9.27	-	-
RECRUIT Co., Ltd.	25,300	8.73	-	-
Omron Corporation	10,800	3.72	-	-
Bayerische Vereinsbank AG customer account	10,000	3.45	-	-
Yosuke Iwai	8,616	2.97	-	-
Raumuzu Co., Ltd.	8,043	2.77	-	-
Nippon Television Network Corporation	7,500	2.58	-	-
Imagica Robot Holdings Inc.	7,050	2.43	-	-
Tomoo Tateishi	3,704	1.27	-	-

Distribution of Shareholders

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	-	4	22	181	38	18,948	19,193
Shares owned (Shares)	-	2,111	2,719	69,346	16,957	198,490	289,623
Percentage of shares (%)	-	0.73%	0.94%	23.94%	5.85%	68.53%	100.00%

Specified Minority Shareholders' Interest

141,584 shares (48.88%) *Total of 10 major shareholders' and remaining directors' interest

Floating Shares

89,981 shares (31.06%) *Interest of shareholders holding less than 50 shares

Shares owned by Directors

36,884 shares (12.73%)

Common Stock held in treasury

N/A

Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

(2) Directors and Employees

I Members of Directors and Operating Officers (As of October 1, 2007)

New Title	Name	In Charge
President and Group CEO	Kazutomo Robert Hori	Head of Overseas Business
Director and Executive Vice President	Kenichiro Nakajima	Executive Vice President and CSO of CYBIRD Co., Ltd.
Director and Executive Vice President	Yohei Hosoda	Head of Commerce Business, President of JIMOS CO., LTD.
Director	Yosuke Iwai	
Outside Director	Hiroyuki Sawada	President of Booz Allen Hamilton Inc. Director (part time) of CYBIRD Investment Partners Inc. Director (part time) of Globis Corporation Director (part time) of ARUZE CORP. Director (part time) of Revamp Corporation Director of International University of Japan
Outside Director	Mitsuhiro Kitabatake	Director of ITOCHU Corporation Director of ITOCHU Techno Solutions Corporate auditor (part time) of AQ INTERACTIVE INC.
Executive Vice President	Toshiaki Kawata	Head of Domestic Mobile Business, President of CYBIRD
Executive Vice President	Shinichiro Yamashita	Head of Information System Service, Head of Human Resources Division President of GiGAFLOPS Japan Inc.
Executive Vice President	Yasuharu Kishitani	Head of Administrative Division, Head of Publicity
Executive Vice President	Hideaki Nagamori	Head of Corporate Strategy Division In charge of Investor Relations
Executive Vice President	Hirosuke Yasuda	Head of Financial Division In charge of disclosures
Standing Corporate Auditor	Toshihiko Aoki	Corporate auditor of CYBIRD Corporate auditor of JIMOS Corporate auditor of CYBIRD Investment Partners Inc.
Corporate Auditor	Masahisa Takeyama	President of Takeyama Accounting Laboratory Director (part time) of Union Soft Corporation Head of Takeyama & Co.
Corporate Auditor	Takeshi Sato	Takeshi Sato certified tax accountant office Corporate auditor of Doctor's Bio Laboratory Co., Ltd. Corporate auditor of Outlet Plaza Co., Ltd. Corporate auditor of Commerce 21 Corporation Corporate auditor of HEIWA Corporation

II Employees (September 30, 2007)

	Number of Employee
Mobile Content Business	131
Commerce Business	185
International Business	98
Other Business	275
Corporate Employee	112
Total	801

Notes: Corporate employee figures represent the administrative staff of the Group, including the 66 employees of CYBIRD Holdings.

(3) Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

CYBIRD IP Content Services List

as of September 30, 2007

i-mode

Genre	Content's Title	Subscription Fee	Service-in date	No.
Ringing Tone	CoolSound	¥105/¥315	06/01/00	
	TFM Chakusin Melody	¥105/¥315	12/03/01	
	Kagoo Tadasu ♪	¥210	05/17/02	
	SOUL TRAIN	¥315	10/06/03	
	CoolSound Real	¥105/¥210/¥315	02/16/04	
				5
Wallpaper / Screensaver	Cool Screen	¥105	02/01/00	
	Print	¥315	05/01/00	
	Chaku Kyara	¥105/¥[illegible]	08/01/00	
	Machiuke Tadasu ♪	¥210	10/03/00	
	ARTWOrgphat a	¥315	01/26/01	
	Sc-pen	¥315	12/16/02	
	[illegible] Kankee	¥315 (Free register)	08/10/07	
				7
Character	Digital Tokoro-san	¥315	09/05/02	
	Thomas the Tank Engine	¥210/¥315	12/03/02	
	Inuneko	¥315	08/13/03	
	DETECTIVE CONAN	¥210/¥[illegible]	04/21/05	
	Ko-nan Hamare.com	¥315	11/04/03	
	Kabhanda	¥315	08/21/07	
				6
Game	Bakuri Baku	¥315	05/06/00	
	Kanzha Puzzle	¥315	11/06/00	
	[illegible] Game	¥315/¥[illegible]	08/04/02	
	Mini-game & Tengoku	¥315	11/05/02	
				4
Fortune-telling	Kagami Ryuji Ramanpuzu	¥210	12/01/99	
	Hosoki Kazuko	¥315	10/06/03	
	[illegible] Spiritual Message	¥315	12/20/04	
				3
Hobby	Inu-Neko no Kimochi	¥210/¥[illegible]	01/04/00	
	Tsuri-King	¥315	05/01/00	
	Mr. Mote no Chou-Migaku	¥315	03/20/06	
	Antenna MOBILE	¥315	07/18/06	
				4
Movie / Entertainment	Stardust WEB	¥315	02/01/00	
	Mobile Takarazuka	¥315/¥105/¥[illegible]	01/22/01	
	Sekiha Ego Kenaiko	¥315/¥[illegible]	10/07/02	
	CoolSound DANCE BUSTAR	¥315	08/30/07	
				4
Sports	Nammore*	¥315	02/22/99	
	Albirex Niigata	¥315	03/06/06	
				2
Shopping	Go-mel	¥0	02/01/00	
	Wana-Wana	¥210	06/01/00	
	T2OO	¥0	08/04/04	
				3
Information	iTsumba	¥315	11/02/02	
				1
Portal	Cybird Birds	¥0	06/13/02	
				1
Communication				
				0
Sub Total				40

EZweb

Genre	Content's Title	Subscription Fee	Service-in date	No.
Ringing Tone	CoolSound	¥315	11/01/00	
	TFM Chakusin Melody	¥105/¥32 ¥315/¥[illegible]	10/23/01	
	CoolSound Real	¥11/¥[illegible]/¥[illegible]/¥[illegible]/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN	¥300	06/03/04	
	CoolSound Full		04/14/05	
	CoolSound EB	¥105/[illegible]	07/28/05	
				6
Wallpaper / Screensaver	@Chaku Kyara	¥105/¥300	02/01/00	
	Print	¥315	09/20/00	
	@Chaku Kyara Bunt Toku	¥210	07/13/01	
	Cool Screen	¥315	01/26/04	
				4
Character	Inuneko	¥315	03/19/03	
	DETECTIVE CONAN	¥210	07/03/03	
	Kotai Ragatoru.com	¥315	11/20/03	
	Thomas the Tank Engine	¥315	12/22/05	
	Kabhanda	¥315	06/21/07	
				5
Game	Mini-game & Tengoku 50	¥315	05/16/01	
	Kanzha Puzzle	¥315	12/13/01	
	Bakuri Baku	¥315	12/19/02	
				3
Fortune-telling	Atama no Naka* DX	¥210/¥52	07/05/01	
	Kagami Ryuji Ramanpuzu	¥210	07/18/01	
	Super Kosumo Uranai	¥210	12/12/01	
	Hosoki Kazuko	¥315	12/04/03	
	[illegible] Spiritual Message	¥315	06/13/05	
				5
Hobby	Inu-Neko no Kimochi	¥310	01/15/04	
	Mr. Mote no Chou-Migaku	¥315	04/27/06	
	Antenna MOBILE	¥315	07/20/06	
				3
Movie / Entertainment	Tsuri-King	¥315	09/13/00	
	Sekiha Ego Kenaiko	¥315	12/04/01	
	Mobile Takarazuka	¥315	06/07/03	
	Stardust WEB	¥315	12/03/04	
	CoolSound DANCE BUSTAR	¥315	08/07/07	
				5
Sports	Nammore*	¥315	03/19/03	
	Albirex Niigata	¥315	09/07/06	
				2
Shopping				
				0
Information	iTsumba	¥315	01/14/03	
	PLUS MOBILE for Edo-Birds	¥0	10/20/05	
				2
Portal	Cybird Birds	¥0	10/23/02	
				1
Communication	@AIA	¥300	02/01/08	
				1
Sub Total				37

SoftBank

Genre	Content's Title	Subscription Fee	Service-in date	No.
Ringing Tone	CoolSound	¥105/¥315	12/04/00	
	TFM Chakusin Melody	¥105/¥[illegible]	09/05/01	
	Kagoo Tadasu ♪	¥210	12/03/01	
	SOUL TRAIN	¥315	05/12/04	
	CoolSound Real	¥105	04/14/04	
	CoolSound Full		06/17/05	
				6
Wallpaper / Screensaver	Chaku Kyara	¥105/¥210	12/10/00	
	Print	¥315	06/01/02	
	Digital Tokoro-san 3D [illegible]	¥210	04/15/02	
	Cool Screen	¥315	02/15/06	
				4
Character	Inuneko	¥315	03/03/03	
	DETECTIVE CONAN	¥210	05/14/03	
	Ko-nan Hamare.com	¥300	11/04/03	
	Thomas the Tank Engine	¥210	08/18/06	
				4
Game	R-TYPE	¥525	12/15/04	
	Kanzha Puzzle	¥315	11/01/05	
	PDSTARRUM	¥525	02/01/06	
	Mini-game & Tengoku		03/14/07	
				4
Fortune-telling	Kagami Ryuji Ramanpuzu	¥210	12/10/99	
	Nonbiru Shinden	¥315	12/10/99	
	[illegible]	¥210	08/01/00	
	Hosoki Kazuko	¥315	11/12/03	
	[illegible] Spiritual Message	¥315	12/15/04	
				5
Hobby	Tsuri-King	¥315	01/15/03	
	Antenna MOBILE	¥315	04/03/06	
	Mr. Mote no Chou-Migaku	¥315	05/01/06	
				3
Movie / Entertainment	Mobile Takarazuka	¥315	11/01/01	
	Sekiha Ego Kenaiko	¥315	12/01/03	
	Stardust WEB	¥315	12/01/04	
				3
Sports	Nammore*	¥315	04/14/04	
	Albirex Niigata	¥315	07/13/06	
				2
Shopping				
				0
Information	iTsumba	¥315	08/13/03	
				1
Portal				
				0
Communication	@AIA Rama Navi	¥315	09/01/08	
				1
Sub Total				30

WILLCOM

Genre	Content's Title	Subscription Fee	Service-in date	No.
Ringing Tone				0
Wallpaper / Screensaver				0
Character				0
Game	Kanzen Gamel Amida-bonsho		11/25/06	
				1
Fortune-telling				0
Hobby				0
Movie / Entertainment				0
Sports				0
Shopping				0
Information				0
Portal				0
Communication				0
Sub Total				[illegible]

Grand Total	111

(Note) [illegible] contents were transferred to other company of CYBIRD Group.

(Note) [illegible] contents were transferred to other company of CYBIRD Group.

(Note) [illegible] contents were transferred to other company of CYBIRD Group.

END